4/26

07022967

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Italian Thai Development Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 0 2 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04299 FISCAL YEAR 12-31-06

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/26/07

082-04299

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

AND ITS SUBSIDIARIES

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2006

AR/S
12-31-06

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
Klongtoey, Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
e-mail: ernstyoung.thailand@th.ey.com

Report of Independent Auditor

To The Board of Directors and Shareholders of
Italian-Thai Development Public Company Limited

I have audited the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and its subsidiaries as at 31 December 2006, the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, and the separate financial statements of Italian-Thai Development Public Company Limited for the same year. These financial statements are the responsibility of the management of the Company and its subsidiaries as to their correctness and the completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audit. As discussed in Note 3.7, I did not audit the financial statements of an overseas project office, a subsidiary and two joint ventures, which are included in the consolidated financial statements, with total assets as at 31 December 2006 of Baht 1,651 million and total revenues for the year then ended amounting to Baht 1,370 million. In addition, the separate financial statements as at 31 December 2006 include investments in the aforesaid entities accounted for under the equity method amounting to Baht 63 million and share of loss from investments accounted for under the equity method for the year then ended amounting to Baht 1,058 million. The financial statements of the above overseas project office, subsidiary and joint ventures were audited by other auditors, whose reports have been received, and my opinion, in so far as it relates to the amounts of the various transactions of these entities included in the consolidated financial statements and the separate financial statements, is based on the reports of these auditors. (The other auditor of the overseas project office expressed a qualified audit opinion. I have considered and adjusted the material effects based on the information in the audited financial statements as reported by that other auditor). The consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries, and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2005 as presented herein for comparative purposes, were audited by another auditor of our firm who, under his report dated 25 February 2006 expressed an unqualified opinion on those statements with the additional information that he did not audit the financial statements of an overseas project office, a subsidiary and three joint ventures, which were included in the consolidated financial statements, with total assets as at 31 December 2005 of Baht 2,479 million and total revenues for the year then ended amounting to Baht 2,503 million. In addition, the separate financial statements as at 31 December 2005 include investments in the aforesaid entities accounted for under the equity method amounting to Baht 766 million and share of income from investments accounted for under equity method for the year then ended amounting to Baht 95 million. The financial statements of the above overseas project office, subsidiary and joint ventures were audited by other auditors, whose reports were received, and the opinion of another auditor of our firm, in so far as it related to the amounts of the various transactions of these entities included in the consolidated financial statements and the separate financial statements, was based on the reports of those other auditors. Attention was also drawn to the uncertainty as to amount to be recoverable by the Company from the sale of a debtor who was still in the process of restructuring debt and the contingent liabilities of the special purpose vehicle.

Except as discussed in the following paragraph, I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit, together with the reports of the other auditors discussed in the first paragraph, provides a reasonable basis for my opinion.

As discussed in Note 3.7, the consolidated financial statements for the year ended 31 December 2006 include the financial statements of an overseas project office in India, with total assets as at 31 December 2006 amounting to Baht 628 million and total revenues and net loss for the year then ended amounting to Baht 36 million and Baht 2 million, respectively. These financial statements were prepared based on financial information compiled by the management of the overseas project office which had not been audited. The project office's auditors informed me that they were unable to perform the audit because of security reasons following a bomb blast in West Bengal, India.

In my opinion, except for the effect to the financial statements for the year ended 31 December 2006 of the above audit scope limitation by circumstance, based on my audit and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Italian-Thai Development Public Company Limited and its subsidiaries and of Italian-Thai Development Public Company Limited as at 31 December 2006, and the results of their operations and cash flows for the year then ended, in accordance with generally accepted accounting principles.

Without giving further qualified opinion to the following matters, I draw attention as follows:

1) As discussed in Note 28, as at 31 December 2005 the Company has outstanding retentions of approximately Baht 403 million and USD 1.7 million with the company which operates the skytrain. The Central Bankruptcy Court ordered the reorganisation of this company on 7 July 2006 and appointed its planner on 21 August 2006. As discussed in Note 33.1 the Company transferred liabilities and subordinated assets to a special purpose vehicle and the special purpose

vehicle is to sell those assets to make settlement of the liabilities. In this respect the Company is obliged to provide loans to the special purpose vehicle for it to settle any indebtedness still outstanding. The outstanding balance of liabilities as at 31 December 2006 was Baht 1,731 million. Assets of the special purpose vehicle include amounts receivable from and investment in the above operator of the skytrain. There is uncertainty as to the contingent liability that would arise if the saleable value of the subordinated assets were less than the amount of the liabilities in the future. However, the Company has gains totaling Baht 229 million from the transfer of the subordinated assets which it has not yet recognised but has suspended to meet such future obligations. In mid-2006, negotiations by the Company and the special purpose vehicle on the sale of the receivable from and investment in the operator of the skytrain with a potential buyer were terminated. In late 2006, the Company sold the receivables to another buyer, and eventually recorded loss on sale of the receivables amounting to Baht 368 million in 2006 (2005: set allowance of Baht 34 million). Moreover, the Company set additional allowance for loss in an amount equivalent to its anticipated obligations to the special purpose vehicle amounting to Baht 939 million in 2006 (2005: Baht 393 million). Out of this, allowance of Baht 355 million was for the losses on sale of receivables and investments in the skytrain company by special purpose vehicle in 2006. Allowance of Baht 166 million was for the devaluation of assets of special purpose vehicle based on the fair value as appraised by an independent appraiser in 2006. And allowance of Baht 418 million was for expected loss in case of the special purpose vehicle may have to sell assets at a price lower than the fair value due to the economic environment in Thailand at present and short offering period. The management assess that the lowest price at the force sale value is approximate 20 percent of the fair value.

2) As discussed in Note 1.2, at the beginning of 2007 the Company and a joint venture received the letter from the inspection committee informed the appointment of the inspection subcommittee and inspection responsibilities in relation to the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport. The management of the Company has confirmed that they will fully cooperate with the investigation in giving the information. In addition, the construction work of a joint venture is being investigated with respect to cracks on the runways and taxiways at Suvarnabhumi Airport. From the inspection of the inspection committee of cracks on the runways and taxiways at Suvarnabhumi Airport, it reported that the damage of the surface was caused by underground water which is at a high level. The damage was not caused by the construction. The management believe that these are not the fault or work defection of the joint venture. Therefore, no provision is required in the accounts.

3) As discussed in Note 13, in 2006 the Company invested in a potash mine project. The concession for the project is still being requested from the government. The above companies are in the process of restructuring their investment structure and requesting approval from the government in respect of the change in shareholders from foreign shareholders to Thai shareholders. The government has a 10 percent holding in this project. The Company's management believe that this project will generate benefits both for nearby areas and the country and the project will be approved by the government and proceed according to plan.

Sumalee Reewarabandith

Certified Public Accountant (Thailand) No. 3970

Ernst & Young Office Limited

Bangkok: 1 March 2007

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2006 AND 2005

(Unit: Thousand Baht)

		CONSOLIDATED		THE COMPANY ONLY	
	Note	2006	2005	2006	2005
ASSETS					
Current assets					
Cash and deposits at banks	6	3,312,272	2,177,198	1,878,076	664,954
Pledged deposits at banks	7	610,821	805,843	607,563	763,002
Short-term investments		40,022	-	-	-
Trade accounts receivable - unrelated parties - net	8	7,052,591	6,777,390	3,675,448	2,994,042
Trade accounts receivable - related parties - net	9	1,108,069	1,267,825	1,225,562	1,509,822
Short-term loans and advances to related parties - net	10	120,869	12,281	1,589,065	1,781,121
Unbilled receivable		9,554,208	6,942,970	5,420,146	4,568,065
Current portion of accounts receivable - retention	28	1,644,127	1,833,543	1,278,292	1,529,926
Inventories - net	11	2,759,739	1,824,377	1,487,660	702,321
Other current assets					
Withholding tax deducted at source		1,471,158	1,492,757	1,024,608	918,641
Value added tax refundable		43,879	242,012	-	-
Loans to unrelated companies		-	275,432	-	-
Advance for machinery, material purchase and land awaiting development		396,165	90,435	117,228	10,420
Current portion of receivable from sale of land		86,465	503,390	-	-
Others		203,532	307,857	84,035	112,999
Total current assets		28,403,917	24,553,310	18,387,683	15,555,313
Non-current assets					
Accounts receivable - retention, net of current portion		148,079	199,585	-	20,594
Receivable from sale of land, net of current portion		-	101,835	-	-
Advances for subcontractors		430,470	683,952	200,937	382,355
Investments accounted for under equity method	12.1	265,245	261,791	7,670,222	4,187,760
Other long-term investments	12.2	1,352,411	1,252,993	1,321,984	1,228,784
Investment in potash mine project	13, 18	3,236,149	-	-	-
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related parties - net	14	-	-	1,531,323	1,985,622
Loan to unrelated party	15	143,440	245,311	143,440	245,311
Land held for sale		366,734	-	-	-
Property, plant and equipment - net	16	15,240,158	14,271,167	10,653,909	10,116,682
Deferred charges		80,036	188,697	-	-
Goodwill	17	514,224	510,847	-	-
Other non-current assets		482,455	152,125	115,692	94,933
Total non-current assets		22,249,365	17,858,267	21,637,507	18,262,041
TOTAL ASSETS		50,653,282	42,411,577	40,025,190	33,817,354

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

AS AT 31 DECEMBER 2006 AND 2005

(Unit: Thousand Baht)

		CONSOLIDATED		THE COMPANY ONLY	
	Note	2006	2005	2006	2005
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	*18*	8,368,858	4,816,743	6,101,453	3,242,877
Current portion of accounts payable - trust receipts		344,544	1,091,609	291,330	605,473
Trade accounts payable - unrelated parties		7,080,066	6,625,304	4,347,571	3,887,779
Billing in excess of contract work in progress		782,951	455,720	606,557	216,931
Trade accounts payable - related parties	*19*	1,404,335	1,472,934	959,425	1,104,533
Short-term loans and advances from related parties	*20*	953,393	977,880	686,402	685,299
Current portion of advances received from customers					
under construction contracts		2,719,962	2,163,115	2,447,835	1,666,384
Current portion of hire purchase payables	*21*	403,522	436,121	396,799	429,038
Current portion of long-term loans	*22*	869,020	683,878	526,608	583,446
Other current liabilities					
Corporate income tax payable		32,949	44,420	1,850	1,149
Value added tax payable		-	-	28,265	27,331
Accrued expenses		1,232,093	497,184	454,601	390,322
Current portion of reserve for project expenses		48,342	73,781	48,342	73,781
Advance received from customer for land purchase		224,908	-	-	-
Account payable to related party - share purchase		56,809	56,809	56,809	56,809
Accounts payable - retention		484,950	499,858	283,108	203,516
Others		478,922	801,874	283,876	111,909
Total current liabilities		25,485,624	20,697,230	17,520,831	13,286,577

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

AS AT 31 DECEMBER 2006 AND 2005

(Unit: Thousand Baht)

		CONSOLIDATED		THE COMPANY ONLY	
	Note	2006	2005	2006	2005
Non-current liabilities					
Accounts payable - trust receipts, net of current portion		36,632	310,138	36,632	310,138
Advances received from customers under construction contracts, net of current portion		3,453,918	880,378	1,909,554	120,478
Hire purchase payables, net of current portion	21	621,678	860,277	608,033	845,435
Long-term loans, net of current portion	22	1,971,472	1,740,533	718,698	988,106
Loan from directors		2,669	6,184	-	-
Debentures	23	1,755,464	-	1,755,464	-
Reserve for project expenses, net of current portion		30,408	78,750	30,408	78,750
Deferred gain on transferring assets to special purpose vehicle	33.1	229,574	229,574	229,574	229,574
Allowance on contingent liabilities	33.1	1,331,628	426,520	1,331,628	426,520
Provision for loss on construction project	24	696,370	-	696,370	-
Provision for loss from investments accounted for under equity method	12.1	-	-	530,339	670,135
Other non-current liabilities		55,787	10,813	55,787	10,813
Total non-current liabilities		10,185,600	4,543,167	7,902,487	3,679,949
TOTAL LIABILITIES		35,671,224	25,240,397	25,423,318	16,966,526
Shareholders' equity					
Share capital					
Registered, issued and fully paid share capital					
4,193,678,180 ordinary shares of Baht 1 each		4,193,678	4,193,678	4,193,678	4,193,678
Share premium		5,515,363	5,515,363	5,515,363	5,515,363
Unrealised gain on changes in value of investments		154,944	7,380	154,944	7,380
Translation adjustment	3.4	(31,742)	7,323	(31,742)	(32,385)
Retained earnings					
Appropriated - statutory reserve	31	390,369	388,897	382,364	382,364
Unappropriated		4,379,260	6,777,895	4,387,265	6,784,428
Equity attributable to the Company's shareholders		14,601,872	16,890,536	14,601,872	16,850,828
Minority interests - Equity attributable to minority shareholders of subsidiaries		380,186	280,644	-	-
Total shareholders' equity		14,982,058	17,171,180	14,601,872	16,850,828
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		50,653,282	42,411,577	40,025,190	33,817,354

The accompanying notes are an integral part of the financial statements.

....

DIRECTORS

....

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

INCOME STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

(Unit: Thousand Baht)

	Note	CONSOLIDATED 2006	CONSOLIDATED 2005	THE COMPANY ONLY 2006	THE COMPANY ONLY 2005
Revenues					
Revenues from construction services		39,816,915	37,984,965	26,089,434	24,580,784
Interest income		75,137	64,642	75,345	82,707
Gain on exchange		-	32,625	-	37,181
Others		566,473	912,282	378,453	758,250
Total revenues		40,458,525	38,994,514	26,543,232	25,458,922
Expenses					
Cost of services		37,770,207	35,558,257	25,060,808	22,939,269
Allowance for loss on construction project	24	706,275	-	706,275	-
Administrative expenses		1,441,120	1,118,024	842,008	741,396
Loss on exchange		117,151	-	160,518	-
Total expenses		40,034,753	36,676,281	26,769,609	23,680,665
Income (loss) from operation		423,772	2,318,233	(226,377)	1,778,257
Reversal of (loss on) allowance for doubtful accounts		(229,460)	122,107	(172,940)	176,976
Reversal of allowance for impairment of investments	12.2	63,639	-	63,639	-
Loss on impairment of investment		(31,993)	-	(31,993)	-
Loss on contingent liabilities	33.1	(938,552)	(393,076)	(938,552)	(393,076)
Share of income (loss) from investments accounted for under equity method		7,819	(4,855)	124,486	182,372
Loss on sales of receivables	28	(368,321)	(33,444)	(368,321)	(33,444)
Loss on sale of investment	12.2	-	(3,040)	-	(3,040)
Income (loss) before interest expenses and income tax		(1,073,096)	2,005,925	(1,550,058)	1,708,045
Interest expenses		(955,824)	(589,196)	(595,484)	(440,445)
Corporate income tax	5.10	(68,242)	(95,857)	-	(5,611)
Income (loss) after income tax		(2,097,162)	1,320,872	(2,145,542)	1,261,989
Net income of minority interests		(48,380)	(58,883)	-	-
Net income (loss) for the year		(2,145,542)	1,261,989	(2,145,542)	1,261,989

(Unit: Baht)

	Note	CONSOLIDATED 2006	CONSOLIDATED 2005	THE COMPANY ONLY 2006	THE COMPANY ONLY 2005
Basic earnings per share	26				
Net income (loss)		(0.51)	0.30	(0.51)	0.30

(Unit: Thousand shares)

	Note	CONSOLIDATED 2006	CONSOLIDATED 2005	THE COMPANY ONLY 2006	THE COMPANY ONLY 2005
Weighted average number of ordinary shares		4,193,678	4,162,445	4,193,678	4,162,445

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

(Unit: Thousand Baht)

		CONSOLIDATED							
	Note	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings: Statutory reserve	Retained earnings: Unappropriated	Minority interests	Total
Balance - as at 1 January 2005		3,738,678	1,606,625	39,331	(76,837)	325,798	5,872,562	143,885	11,650,042
Unrealised loss on changes in value of investments		-	-	(31,951)	-	-	-	-	(31,951)
Translation adjustment		-	-	-	84,160	-	-	-	84,160
Items unrealised in income statement		-	-	(31,951)	84,160	-	-	-	52,209
Net income for the year		-	-	-	-	-	1,261,989	-	1,261,989
Transferred to statutory reserve		-	-	-	-	63,099	(63,099)	-	-
Dividend paid	27	-	-	-	-	-	(293,557)	-	(293,557)
Ordinary shares issued during the year	25	455,000	-	-	-	-	-	-	455,000
Share premium on issued ordinary shares	25	-	3,908,738	-	-	-	-	-	3,908,738
Investments in subsidiaries during the year	12.1	-	-	-	-	-	-	87,684	87,684
Minority interests for the year		-	-	-	-	-	-	58,883	58,883
Dividend paid from subsidiary		-	-	-	-	-	-	(9,808)	(9,808)
Balance - as at 31 December 2005		4,193,678	5,515,363	7,380	7,323	388,897	6,777,895	280,644	17,171,180
Unrealised gain on changes in value of investments		-	-	147,564	-	-	-	-	147,564
Translation adjustment		-	-	-	(39,065)	-	-	(3,805)	(42,870)
Items unrealised in income statement		-	-	147,564	(39,065)	-	-	(3,805)	104,694
Net loss for the year		-	-	-	-	-	(2,145,542)	-	(2,145,542)
Transferred to statutory reserve		-	-	-	-	1,472	(1,472)	-	-
Dividend paid	27	-	-	-	-	-	(251,621)	-	(251,621)
Investments in subsidiaries during the year		-	-	-	-	-	-	64,775	64,775
Minority interests for the year		-	-	-	-	-	-	48,380	48,380
Dividend paid from subsidiary		-	-	-	-	-	-	(9,808)	(9,808)
Balance - as at 31 December 2006		4,193,678	5,515,363	154,944	(31,742)	390,369	4,379,260	380,186	14,982,058

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

(Unit: Thousand Baht)

		THE COMPANY ONLY						
				Unrealised gain (loss)		Retained earnings		
	Note	Issued and paid-up share capital	Share premium	on changes in value of investments	Translation adjustment	Statutory reserve	Unappropriated	Total
Balance - as at 1 January 2005		3,738,678	1,606,625	39,331	(76,837)	319,265	5,879,095	11,506,157
Unrealised loss on changes in value of investments		-	-	(31,951)	-	-	-	(31,951)
Translation adjustment		-	-	-	44,452	-	-	44,452
Items unrealised in income statement		-	-	(31,951)	44,452	-	-	12,501
Net income for the year		-	-	-	-	-	1,261,989	1,261,989
Transferred to statutory reserve		-	-	-	-	63,099	(63,099)	-
Dividend paid	27	-	-	-	-	-	(293,557)	(293,557)
Ordinary shares issued during the year	25	455,000	-	-	-	-	-	455,000
Share premium on issued ordinary shares	25	-	3,908,738	-	-	-	-	3,908,738
Balance - as at 31 December 2005		4,193,678	5,515,363	7,380	(32,385)	382,364	6,784,428	16,850,828
Unrealised gain on changes in value of investments		-	-	147,564	-	-	-	147,564
Translation adjustment		-	-	-	643	-	-	643
Items unrealised in income statement		-	-	147,564	643	-	-	148,207
Net loss for the year		-	-	-	-	-	(2,145,542)	(2,145,542)
Dividend paid	27	-	-	-	-	-	(251,621)	(251,621)
Balance - as at 31 December 2006		4,193,678	5,515,363	154,944	(31,742)	382,364	4,387,265	14,601,872

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

CASH FLOW STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Cash flows from operating activities				
Net income (loss)	(2,145,542)	1,261,989	(2,145,542)	1,261,989
Adjustments to reconcile net income (loss) to net cash				
from (used in) operating activities:-				
Unrealized gain on exchange	(40,965)	(72,483)	(52,825)	(65,892)
Share of income (loss) from investments accounted for under equity method	(7,819)	4,855	(124,486)	(182,372)
Minority interests	48,380	58,883	-	-
Allowance for doubtful debts (reversal)	229,460	(122,107)	172,940	(176,976)
Loss on sales of investments	-	3,040	-	3,040
Loss on impairment of investments	31,993	-	31,993	-
Depreciation and amortisation	1,655,336	1,295,657	1,103,797	1,030,179
Amortisation of goodwill	17,037	8,989	-	-
Amortisation of debenture discount	1,236	-	1,236	-
Allowance for loss on construction project	706,275	-	706,275	-
Reversal of allowance for impairment of investments	(63,639)	-	(63,639)	-
Loss on sales of receivables	368,321	33,444	368,321	33,444
Allowance on contingent liabilities	938,552	393,076	938,552	393,076
Net income before changes in operating assets and liabilities	1,738,625	2,865,343	936,622	2,296,488
Operating assets (increase) decrease				
Trade accounts receivable - unrelated parties	(924,316)	(3,613,937)	(1,266,835)	(1,067,369)
Trade accounts receivable - related parties	113,794	(120,405)	243,522	486,627
Loans and advances to related parties	(7,675)	326,419	747,268	573,344
Unbilled receivable	(2,611,238)	(303,241)	(852,081)	(111,033)
Accounts receivable - retention	207,493	(659,788)	238,867	(493,784)
Inventories and work in progress	(935,446)	194,734	(785,339)	80,481
Withholding tax deducted at source	21,599	(423,370)	(105,967)	(218,284)
Value added tax refundable	198,133	184,710	-	-
Loans to unrelated companies	357,203	(61,647)	81,771	(1,768)
Advance for subcontractors	253,124	(260,929)	181,418	(353,230)
Advance for machinery, material purchase and land awaiting development	(305,730)	107,872	(106,808)	(10,420)
Receivable from sale of land	518,760	249,312	-	-
Other current assets	104,164	(113,401)	28,964	(35,771)
Operating liabilities increase (decrease)				
Trade accounts payable - unrelated parties	454,961	(284,069)	459,792	(102,820)
Trade accounts payable - related parties	(68,599)	72,738	(145,108)	(13,504)
Billing in excess of contract work in progress	327,231	84,305	389,626	(154,484)
Advances received from customers under construction contracts	3,135,617	(885,008)	2,573,139	(69,321)
Corporate income tax payable	-	(228)	-	1,149
Accrued expenses	734,909	244,005	64,280	198,535
Reserve for project expenses	(73,781)	(95,698)	(73,781)	(95,698)
Accounts payable - retention	(14,259)	94,503	79,592	99,655
Value added tax payable	-	-	934	15,323
Advance receive for purchase of lands	224,908	-	-	-
Other current liabilities	(334,423)	598,497	172,667	(1,361)
Other liabilities	44,974	11,209	44,974	11,209
Net cash provided by (used in) operating activities	3,160,028	(1,788,074)	2,907,517	1,033,964

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

CASH FLOW STATEMENTS (Continued)

FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Cash flows from investing activities				
Decrease (increase) in cash at banks with maturity of more than three months and those pledged	187,309	(203,027)	172,851	(278,801)
Increase in short-term investments	(40,022)	-	-	-
Increase in land held for sale	(366,734)	-	-	-
Increase in property, plant and equipment - net	(2,624,327)	(4,175,900)	(1,641,024)	(982,767)
Decrease in deferred charges	108,661	73,629	-	-
Increase in investments accounted for under equity method	(16,049)	(207,527)	(3,497,772)	(1,382,254)
Decrease (increase) in other long-term investments	79,792	(615,509)	86,010	(619,015)
Cash receipt from sales of investments	-	960	-	960
Increase in minority interest from purchases of subsidiaries	-	87,684	-	-
Investments in Potash Mine	(3,236,149)	-	-	-
Translation adjustment	12,000	84,160	(9,262)	44,452
Increase in other assets	(348,199)	(45,973)	(38,628)	(26,466)
Net cash used in investing activities	(6,243,718)	(5,001,503)	(4,927,825)	(3,243,891)
Cash flows from financing activities				
Increase in bank overdrafts and loans from financial institutions	3,549,850	1,830,390	2,858,576	458,771
Increase (decrease) in loans and advances from related parties	(24,487)	695,568	1,103	24,316
Increase (decrease) in long-term loans	416,081	(1,085,664)	(326,246)	(1,514,742)
Decrease in hire purchases payables	(199,106)	(196,329)	(197,549)	(215,356)
Decrease in accounts payable - trust receipts	(1,020,571)	(625,853)	(587,649)	(980,545)
Decrease in loan from directors	(3,515)	(5,522)	-	-
Cash receipt from debentures	1,754,228	-	1,754,228	-
Dividend paid	(251,621)	(293,557)	(251,621)	(293,557)
Subsidiary paid dividend to its shareholders	(9,808)	(9,808)	-	-
Receipt of increased share capital	-	4,363,738	-	4,363,738
Net cash provided by financing activities	4,211,051	4,672,963	3,250,842	1,842,625
Net increase (decrease) in cash and cash equivalents	1,127,361	(2,116,614)	1,230,534	(367,302)
Cash and cash equivalents at beginning of year	2,125,285	4,241,899	613,056	980,358
Cash and cash equivalents at end of year (Note 6)	3,252,646	2,125,285	1,843,590	613,056
Supplemental cash flows information				
Cash paid during the year for:-				
Interest expense	1,041,461	784,282	584,990	482,183
Corporate income tax	638,092	858,789	517,354	485,971
Non cash transactions:-				
Unrealised gain (loss) on changes in value of investments	147,564	(31,951)	147,564	(31,951)

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006

1. GENERAL INFORMATION

1.1 Corporate information

Italian-Thai Development Public Company Limited ("the Company") is incorporated and domiciled in Thailand. The Company is principally engaged in the provision of construction services. The Company has a total of 4 branches located overseas and its registered address is 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

1.2 General information

As at 17 January 2007, there is the order of the inspection committee informed the appointment of the inspection subcommittee in relation to the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and informed inspection responsibilities. Subsequently on 14 February 2007, the Company and a joint venture received the letter and were allowed to object within 7 days from receiving date of letter. The management of the Company has confirmed that they will fully cooperate with the investigation in giving the infomation. In addition, the construction work of a joint venture is being investigated with respect to cracks on the runways and taxiways at Suvarnabhumi Airport. From the inspection of the inspection committee of cracks on the runways and taxiway at Suvarnabhumi Airport, it reported that the damage of the surface was caused by underground water which is at a high level. The damage was not caused by the construction.

The Company's management believe that the cracks on the runways and taxiways are not the fault of the joint ventures. Therefore, no provision is required in the accounts. As at 31 December 2006, the Company and Joint Ventures have the balance of accounts receivable - retention of Baht 50 million and JPY 74 million. The Company's management expect to receive the refund in full amount.

2. BASIS OF PREPARATION

The financial statements have been prepared in accordance with accounting standards enunciated under the Accounting Profession Act B.E. 2547. The presentation of the financial statements has been made in compliance with the stipulations of the Notification of the Department of Business Development dated 14 September 2001, issued under the Accounting Act B.E. 2543.

The financial statements have been prepared on a historical cost basis except where otherwise disclosed in the accounting policies.

3. BASIS OF CONSOLIDATION

3.1 The consolidated financial statements include the financial statements of Italian-Thai Development Public Company Limited, its subsidiaries, and its jointly controlled joint ventures (applying the proportionate consolidated method) as follows: -

Company's name	Country of incorporation	Percentage owned by the Company	
		2006	2005
Subsidiaries:			
Myanmar ITD Co., Ltd.	Myanmar	99.99	99.99
Italian-Thai International Co., Ltd. and its subsidiaries (99.99% owned Italian-Thai Development (BVI) Co., Ltd., Servicescom Investment Ltd., Ayeyarwady Multitrade Co., Ltd. and Aquathai Co., Ltd.)	Thailand	99.99	99.99
PT. Thailindo Bara Pratama	Indonesia	99.99	99.99
Bhaka Bhumi Development Co., Ltd. and its subsidiaries (99.99% owned Sareethorn Co., Ltd. and its subsidiary (99.99% owned Southern Industries (1996) Co., Ltd.))	Thailand	99.99	99.99
Thai Pride Cement Co., Ltd.	Thailand	99.99	99.99
Sin Rae Muang Thai Co., Ltd.	Thailand	99.99	-
Nha Pralan Crushing Plant Co., Ltd.	Thailand	99.91	99.91
Siam Concrete and Brick Products Co., Ltd.	Thailand	99.70	99.70
Italthai Marine Ltd.	Thailand	86.96	86.96
ITD Cementation India Limited	India	80.48	80.48
Italthai Trevi Co., Ltd.	Thailand	80.45	80.45
Asian Steel Product Co., Ltd.	Thailand	69.90	69.90
Thai Maruken Co., Ltd.	Thailand	50.96	50.96
ITD-Nawarat (L.L.C)	United Arab Emirates	-	49.00

Company's name	Country of incorporation	Percentage owned by the Company	
		2006	2005
Joint ventures (proportionate consolidation):			
ITD - VIS Joint Venture	Thailand	65.00	65.00
ITD - NSC Joint Venture	Thailand	50.50	50.50
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Thailand	60.00	60.00
Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Thailand	60.00	60.00
ITD - NCC Joint Venture (NT-2)	Laos	60.00	60.00
ITD - EGC Joint Venture	Taiwan	55.00	55.00
Sumitomo - Italian-Thai Joint Venture	Thailand	-	51.00
ITD - NCC Joint Venture	Thailand	51.00	51.00
IN Joint Venture	Thailand	51.00	51.00
Shimizu - ITD Joint Venture (2)	Laos	49.00	49.00
Ando and Italian-Thai Development Joint venture	Thailand	-	45.00
Thai Ando and Italian-Thai Development Joint Venture	Thailand	-	45.00
ITO Joint Venture	Thailand	40.00	40.00
Shimizu - ITD Joint Venture	Bangladesh	40.00	40.00
IOT Joint Venture	Thailand	40.00	40.00
POC - ITD Joint Venture	Kingdom of Cambodia	40.00	40.00
ION Joint Venture	Thailand	39.00	39.00
IDS Joint Venture	Thailand	35.00	35.00
I.C.C.T. Joint Venture	Thailand	25.00	25.00
NWR, ITD, CNT & AS Joint Venture	Thailand	25.00	25.00
Joint Venture Evergreen - Italian-Thai - PEWC	Taiwan	25.00	25.00
Joint Venture between Italian-Thai Development Plc. and ITD Cementation India Limited	India	20.00	-
ITD-Nawarat (L.L.C)	United Arab Emirates	60.00	-

3.2 During the year 2006, there are significant changes as follows:

- During the first quarter, the Company has invested 99.93 percent in ordinary shares of Sin Rae Muang Thai Co., Ltd. In addition, on 30 September 2006, a resolution of an extraordinary general meeting of shareholders of Sin Rae Muang Thai Co., Ltd. ("a subsidiary company") authorised the increase in the company's registered share capital from Baht 1,000,000 to Baht 3,500,000,000 through the issue of 34,990,000 additional ordinary shares at a par value of Baht 100 each, totaling Baht 3,499,000,000. That company registered the increase in share capital with the Ministry of Commerce on 7 July 2006. The Company purchased all of these new ordinary shares and as a result that its percentage shareholding in the company is changed from 99.93 percent to 99.99 percent.

- During the year 2006, Thai Ando and Italian-Thai Development Joint Venture, Ando and Italian-Thai Development Joint Venture and Sumitomo - Italian - Thai Joint Venture discontinued their businesses.

- During the second quarter, Italian-Thai International Co., Ltd. has invested 99.99 percent in ordinary shares of Aquathai Co., Ltd.

- During the third quarter, Bhaka Bhumi Development Co., Ltd. has invested 99.99 percent in ordinary shares of Sareethorn Co., Ltd. and its subsidiaries.

- In October 2006, the Company purchased the new ordinary shares of ITD Cementation India Limited approximately amounting to Baht 389 million and as result that its percentage of shareholding in this company is unchanged.

- During the year 2006, the Company has jointly invested 20 percent in interest in Joint Venture between Italian-Thai Development Plc and ITD Cementation India Limited in India with ITD Cementation India Limited (a subsidiary company).

- In November 2006, the Company sold 20 percent in interest in ITD-Nawarat (L.L.C) to Nawarat Pattanakarn Plc. As at 31 December 2006, the financial statements of ITD- Nawarat (L.L.C), included in the Company's consolidated financial statements, have used the proportionated method since there have the joint control.

The financial statements as at 31 December 2005 of ITD- Nawarat (L.L.C) are included in the consolidated financial statements although the Company's shareholding is 49 percent. This is because the Company has control over that company.

3.3 The consolidated financial statements have excluded the financial statements of Siam Pacific Holding Company Limited which was established for the purpose of joint venture with a foreign partner company of which 46.69 percent and 4.30 percent (totaling 50.99 percent) and Praram 9 Square Hotel Ltd. of which 50 percent and 10 percent (totaling 60 percent) of its shares are held by the Company and its subsidiaries because the Company has no control over such companies and such companies are not considered as subsidiaries. There is no material effect on the consolidated financial statements for such exclusion.

3.4 The financial statements of the branches, subsidiaries, joint ventures and associated companies incorporated in overseas are translated into Thai Baht at the closing exchange rates as to assets and liabilities, and at the monthly average exchange rates as to revenues and expenses. The resultant differences have been shown under the caption of "Translation adjustment" in the shareholders' equity.

3.5 Material intercompany balances and intercompany transactions have been eliminated from the consolidated financial statements except for intercompany profit which was included in inventories at the end of the year, had insignificant effect on the consolidated financial statements.

3.6 Investments in the subsidiaries as recorded in the Company's books of account are eliminated against the equity of the subsidiaries. The resultant difference are amortised over the period of 20 years and the quantity of limestone mined.

3.7 The Company's financial statements for the year ended 31 December 2006 are included the financial statements of an overseas project office, a subsidiary and two joint ventures which were audited by other auditors. Their aggregate assets and revenues as included in the consolidated financial statements, investments accounted for under equity method and share of income (loss) from investments accounted for under equity method as included in the separate financial statements of the Company are as follows: -

(Unit: Million Baht)

	Total assets	Total revenues	Investments accounted for under equity method	Share of income (loss) from investments accounted for under equity method
KOLDAM project office	1,365	744	-	(1,147)
PT. Thailindo Bara Pratama	-	94	29	53
ITD-Nawarat (L.L.C)	283	519	31	38
NWR, ITD, CNT & AS Joint Venture	3	13	3	(2)
	1,651	1,370	63	(1,058)

The financial statements for the year ended 31 December 2006 of an overseas project office (West Bengal project office) in India, have total assets as at 31 December 2006 amounting to Baht 628 million and total revenues and net loss for the year then ended amounting to Baht 36 million and Baht 2 million, respectively. These financial statements were prepared based on financial information compiled by the management of the overseas project office which had not been audited. The project office's auditors informed me that they were unable to perform the audit because of security reasons following a bomb blast in West Bengal, India.

The Company's financial statements for the year ended 31 December 2005 are included the financial statements of an overseas project office, a subsidiary and three joint ventures which were audited by other auditors. Their aggregate assets and revenues as included in the consolidated financial statements, investments accounted for under equity method and share of income (loss) from investments accounted for under equity method as included in the separate financial statements of the Company are as follows: -

(Unit: Million Baht)

	Total assets	Total revenues	Investments accounted for under equity method	Share of income (loss) from investments accounted for under equity method
KOLDAM Project Office	1,494	1,394	-	(22)
PT. Thailindo Bara Pratama	36	95	5	90
Joint Venture Evergreen - Italian-Thai - PEWC	226	11	696	(1)
ITD - EGC Joint Venture	692	901	48	23
NWR, ITD, CNT & AS Joint Venture	31	102	17	5
	2,479	2,503	766	95

3.8 The financial statements for the year ended 31 December 2006 of five overseas joint ventures which are included in the consolidated financial statements (2005: three overseas subsidiaries and three overseas joint ventures) were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2006 were Baht 865 million (2005: Baht 638 million) and their aggregate revenues for the year ended 31 December 2006 were Baht 1,302 million (2005: Baht 1,296 million).

3.9 The consolidated financial statements as at 31 December 2006 and 2005 and for the years then ended included the proportion of the assets, liabilities, revenues and expenses of the Joint Venture, the balances of which were as follows: -

(Unit: Thousand Baht)

	Consolidated	
	2006	2005
Current assets	5,007,340	5,468,849
Non-current assets	608,417	648,320
Current liabilities	4,508,459	4,598,258
Non-current liabilities	44,543	14,295
Revenues	5,583,953	8,898,491
Expenses	5,813,330	8,748,311

4. ADOPTATION OF NEW ACCOUNTING STANDARDS

In October 2006, the Federation of Accounting Professional issued Notification No. 26/2006 regarding Accounting Standard No. 44 "Consolidated Financial Statements and Accounting for Investments in subsidiaries" (Amendment No. 1), under which investments in subsidiaries, jointly controlled entities and associates are to be presented in the separate financial statements under the cost method rather than the equity method. Entities which are not ready to adopt the cost method in 2006 can continue to use the equity method through the end of 2006 and adopt the cost method as from 1 January 2007.

In this regard, the Company has elected to adopt the change in 2007. Adoption of the change in 2007 will necessitate the restatement of the Company's 2006 separate financial statements to be presented for comparative purposes along with the financial statements for 2007. The Company is currently unable to estimate the effects of such change.

5. SIGNIFICANT ACCOUNTING POLICIES

5.1 Revenues recognition

Revenues from construction services

Revenues from construction services are recognised when services have been rendered taking into account the stage of completion. The stage of completion measured by the proportion of actual construction costs incurred up to the end of the year and the total anticipated construction cost to be incurred to completion. Provision for the total anticipated loss on construction projects will be made in the accounts as soon as the possibility of loss is ascertained.

Sales of goods

Sales of goods are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Sales are the invoiced value, excluding value added tax, of goods supplied after deducting discounts and allowances.

Interest income

Interest income is recognized on accrued basis.

Dividends

Dividends are recognized when the right to receive the dividends is established.

5.2 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, cash at bank, and all highly liquid investments with an original maturity of three months or less and not subject to withdrawal restrictions.

5.3 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are stated at the net realisable value. Allowance for doubtful accounts is provided for the estimated losses that may be incurred in collection of receivables. The allowance is generally based on collection experiences and analysis of debtor aging, and the likelihood of settlement of debt, on a specific account basis.

5.4 Unbilled receivable/Billing in excess of contract work in progress

The recognised revenues which have not yet been due as per contracts have been presented as "Unbilled receivable" in the balance sheet. The installment amounts due and received according to the contracts but not yet recognised as revenue have been presented as "Billing in excess of contract work in progress" in the balance sheet.

5.5 Inventories and work under construction

Inventories and work under construction are valued at the lower of weighted average cost and net realisable value and are charged to production costs whenever consumed. An allowance will be provided for the obsolescence.

5.6 Investments

a) Investments in available-for-sale securities are stated at fair value. Changes in the carrying amounts of securities are recorded as separate items in shareholders' equity until the securities are sold, when the changes are then included in determining income.

b) Investments in non-marketable equity securities, which the Company classifies as other investments, are stated at cost net of allowance for impairment (if any).

c) Investments in subsidiary, associated companies and joint ventures are accounted for under the equity method.

The fair value of marketable securities is based on the latest bid price of the last working day of the year as quoted on the Stock Exchange of Thailand.

The weighted average method is used for computation of the cost of investments.

The Company, its subsidiaries and joint ventures recorded loss on impairment (if any) of investments in available-for-sale securities and other investments in determining income when the carrying amount exceeds its recoverable value.

Losses in excess of the cost of investments in subsidiaries, associated companies and joint ventures are presented as non-current liabilities in the balance sheets under the caption "Provision for loss in investment accounted for under equity method".

5.7 Property, plant and equipment, and depreciation

Land is stated at cost. Buildings and equipment are stated at cost less accumulated depreciation and allowance for loss on impairment of assets (if any).

Depreciation of plant and equipment is calculated by reference to their costs on the straight-line basis over the following estimated useful lives:

Buildings	-	20 years
Machinery and equipment	-	3 - 12 years
Furniture, fixtures and office equipment	-	3 - 12 years
Motor vehicles	-	5 - 8 years

No depreciation is provided on land and assets under installation.

5.8 Long-term lease agreements

Leases of equipment which transfer substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lower of the fair value of the leased assets and the present value of the minimum lease payments. The outstanding rental obligations, net of finance charges, are included in other long-term payables, while the interest element is charged to the income statements over the lease period. The equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease period.

5.9 Impairment

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Company makes an estimate of the asset's recoverable amount. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognised in the income statement. An asset's recoverable amount is the higher of fair value less costs to sell and value in use.

5.10 Income tax

Income tax is provided for in the accounts based on the taxable profits determined in accordance with tax legislation.

5.11 Foreign currencies

Foreign currency transactions are translated into Baht at the exchange rates ruling on the transaction dates. Assets and liabilities denominated in foreign currencies outstanding at the balance sheet date are translated into Baht at the exchange rates ruling on the balance sheet date.

Gains and losses on exchange are included in determining income.

5.12 Employee benefits

Salary, wages, bonuses and contributions to the social security fund and provident fund are recognised as expenses when incurred.

5.13 Provision

Provisions are recognised when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

5.14 Related person or party transactions

Related parties comprise enterprises and individuals that control, or are controlled by, the Company, whether directly or indirectly, or which are under common control with the Company.

They also include associated companies and individuals which directly or indirectly own a voting interest in the Company that gives them significant influence over the Company, key management personnel, directors and officers with authority in the planning and direction of the Company's operations.

5.15 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances, affecting amounts reported in these financial statements and related notes. Actual results could differ from these estimates.

6. CASH AND CASH EQUIVALENTS

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Cash and deposits at banks	3,312,272	2,177,198	1,878,076	664,954
Less: Amounts with maturity of more than 3 months	(59,626)	(51,913)	(34,486)	(51,898)
Cash and cash equivalents	3,252,646	2,125,285	1,843,590	613,056

7. RESTRICTED DEPOSITS AT BANKS

7.1 As at 31 December 2006, approximately Baht 37 million (2005: Baht 84 million) of savings deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects and approximately Baht 518 million (2005: Baht 589 million) of saving deposits have been pledged to finance and stand by letter of credit. Furthermore, approximately Baht 56 million (2005: Baht 71 million) of fixed deposits have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the overseas branches.

7.2 As at 31 December 2005, fixed deposits amounting to Baht 62 million of the Company's branch in Taiwan have been pledged to secured loans obtained from a bank by the Company.

8. TRADE ACCOUNTS RECEIVABLE - UNRELATED PARTIES

The aging of outstanding trade accounts receivable balances as at 31 December 2006 and 2005 is as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Less than 3 months	4,895,606	5,713,460	3,212,189	2,744,570
3 - 6 months	704,744	293,959	287,402	154,759
6 - 12 months	640,584	338,443	47,913	94,585
More than 12 months	1,532,216	1,509,321	773,006	1,018,683
Total	7,773,150	7,855,183	4,320,510	4,012,597
Less: Allowance for doubtful accounts	(720,559)	(1,077,793)	(645,062)	(1,018,555)
Trade accounts receivable - unrelated parties - net	7,052,591	6,777,390	3,675,448	2,994,042

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue for more than 12 months, and at 50 percent for those accounts with balances overdue more than 6 months.

9. TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES

The details of amounts due from related parties of the Company and subsidiaries as at 31 December 2006 and 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Subsidiaries and joint ventures (eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	96,213	444,556
IOT Joint Venture	-	-	3,805	299,823
Thai Pride Cement Co., Ltd.	-	-	41,399	107,541
ITD - NCC Joint Venture (NT-2)	-	-	434,768	85,187
ITD - VIS Joint Venture	-	-	98,838	51,122
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	-	49,490
ITD - NCC Joint Venture	-	-	64,324	40,329
PT. Thailindo Bara Pratama	-	-	13,646	36,872
Shimizu - ITD Joint Venture	-	-	-	36,271

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Shumizu - ITD Joint Venture (2)	-	-	39,682	31,944
Italian - Thai International Co., Ltd.	-	-	31,534	31,534
Sumitomo - Italian-Thai Joint Venture	-	-	-	29,184
IN Joint Venture	-	-	6,656	20,439
ITD-NSC Joint Venture	-	-	3,865	16,297
Italthai Marine Co., Ltd.	-	-	10,127	12,460
Bhaka Bhumi Development Co., Ltd.	-	-	8,512	11,779
IDS Joint Venture	-	-	16,970	5,656
Siam Concrete and Brick Products Co., Ltd.	-	-	2,313	8,015
ITD-Nawarat (L.L.C)	-	-	12,309	-
Aquathai Co., Ltd.	-	-	14,107	-
Nha Pralan Crushing Plant Co., Ltd.	-	-	8,341	7,916
Italthai Trevi Co., LTd.	-	-	9,316	1,653
Others	-	-	5,183	9,511
Total	-	-	921,908	1,337,579
Associated companies				
MCRP Construction Corporation, Philippines	716,250	816,643	664,379	765,824
Others	13,685	13,442	13,327	13,082
Total	729,935	830,085	677,706	778,906
Less: Allowance for doubtful accounts	(704,248)	(804,017)	(652,378)	(753,199)
Net	25,687	26,068	25,328	25,707
Related companies				
(Related by way of common directors)				
Nam Thuen 2 Power Co., Ltd.	457,309	473,790	-	-
Siam Steel Syndicate Co., Ltd.	15,536	7,062	15,536	5,546
Pladaeng Co., Ltd.	51,677	51,803	51,677	51,803
Italthai Industrial Co., Ltd.	68,516	31,587	68,480	31,587
Ao Siam Marine Co., Ltd.	75,805	82,183	75,805	80,983
Amari Co., Ltd.	81,296	19,948	81,296	19,948
Nawarat Patanakarn Plc.	4,019	3,007	3,134	229
Italian-Thai Land Co., Ltd.	8,204	8,204	8,204	8,204
Nishimatsu Construction	1,073	-	-	-
Ao Po Grand Marina Co., Ltd.	49,912	-	49,912	-
Sakdi Sin Prasit Co., Ltd.	1,576	-	1,576	-
Asia Pacific Potash Corporation Limited	13,686	-	13,686	-

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Others	14,890	16,938	13,924	13,485
Total	843,499	694,522	383,230	211,785
Less: Allowance for doubtful accounts	(100,160)	(65,249)	(104,904)	(65,249)
Net	743,339	629,273	278,326	146,536
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	57,728	266,734	-	-
IOT Joint Venture	2,283	179,894	-	-
ITD - NCC Joint Venture	31,519	19,761	-	-
ITD - NCC Joint Venture (NT-2)	173,907	34,075	-	-
Sumitomo – Italian-Thai Joint Venture	-	14,300	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	19,796	-	-
IN Joint Venture	3,261	10,015	-	-
IDS Joint Venture	11,031	3,676	-	-
ITD - VIS Joint Venture	34,593	17,893	-	-
Shimizu - ITD Joint Venture	-	21,763	-	-
Shimizu - ITD Joint Venture (2)	20,238	16,291	-	-
Others	4,483	8,286	-	-
Total	339,043	612,484	-	-
Trade accounts receivable - related parties - net	1,108,069	1,267,825	1,225,562	1,509,822

The aging of outstanding trade accounts receivable - related parties balances as at 31 December 2006 and 2005 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Less than 3 months	878,168	723,825	704,007	691,292
3 - 6 months	80,381	107,104	147,174	146,912
6 - 12 months	90,206	258,801	190,489	299,075
More than 12 months	863,722	1,047,361	941,174	1,190,991
Total	1,912,477	2,137,091	1,982,844	2,328,270
Less: Allowance for doubtful accounts	(804,408)	(869,266)	(757,282)	(818,448)
Net	1,108,069	1,267,825	1,225,562	1,509,822

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances which are more than 12 months overdue.

10. SHORT-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2006 and 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
Sin Rae Muang Thai Co., Ltd.	-	-	173,916	-
ITD - EGC Joint Venture	-	-	609,707	526,159
Bhaka Bhumi Development Co., Ltd.	-	-	279,197	770,259
Siam Concrete and Brick Products Co., Ltd.	-	-	34,569	157,296
PT. Thailindo Bara Pratama	-	-	-	65,868
IOT Joint Venture	-	-	-	60,000
ITD - NSC Joint Venture	-	-	52,800	52,800
ITD - NCC Joint Venture	-	-	49,457	45,900
Shimizu - ITD Joint Venture (2)	-	-	43,120	43,120
IN Joint Venture	-	-	74	41,924
ITD Cementation India Limited	-	-	176,615	10,377
Others	-	-	101,541	7,418
Total	-	-	1,520,996	1,781,121
Associated companies				
MCRP Construction Corporation, Philippines	148	-	148	-
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Total	4,748	4,600	4,748	4,600
Less: Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	148	-	148	-
Related companies				
(Related by way of common directors)				
Asia Pacific Potash Corporation Limited	67,921	-	67,921	-
Italthai Engineering Co., Ltd.	-	12,281	-	-
Nishimatsu Construction	52,800	-	-	-
Total	120,721	12,281	67,921	-
Short-term loans and advances to related parties - net	120,869	12,281	1,589,065	1,781,121

Significant movements in the short-term loans and advances to related parties balances during the year ended 31 December 2006 are as follows: -

(Unit: Thousand Baht)

	31 December 2005	During the year Increase	During the year Decrease	Unrealised gain (loss) on exchange	31 December 2006
Subsidiaries and joint ventures					
Sin Rae Muang Thai Co., Ltd.	-	3,324,015	(3,150,099)	-	173,916
ITD - EGC Joint Venture	526,159	239,844	(97,152)	(59,144)	609,707
Bhaka Bhumi Development Co., Ltd.	770,259	706,685	(1,197,747)	-	279,197
Siam Concrete and Brick Products Co., Ltd.	157,296	-	(122,727)	-	34,569
PT. Thailindo Bára Pratama	65,868	4,338	(66,008)	(4,198)	-
IOT Joint Venture	60,000	-	(60,000)	-	-
ITD - NSC Joint Venture	52,800	-	-	-	52,800
ITD - NCC Joint Venture	45,900	49,457	(45,900)	-	49,457
Shimizu - ITD Joint Venture (2)	43,120	-	-	-	43,120
IN Joint Venture	41,924	-	(41,850)	-	74
ITD Cementation India Limited	10,377	166,238	-	-	176,615
Associated company					
MCRP Construction Corporation, Philippines	-	148	-	-	148
Related companies					
Asia Pacific Potash Corporation Limited	-	67,921	-	-	67,921
Italthai Engineering Co., Ltd.	12,281	-	(12,281)	-	-
Nishimatsu Construction	-	52,800	-	-	52,800

11. INVENTORIES

(Unit: Thousand Baht)

	CONSOLIDATED 2006	CONSOLIDATED 2005	THE COMPANY ONLY 2006	THE COMPANY ONLY 2005
Construction in progress	227,719	366,801	-	-
Materials	2,532,673	1,459,820	1,487,660	702,321
Total	2,760,392	1,826,621	1,487,660	702,321
Less: Provision for inventory obsolescence	(653)	(2,244)	-	-
Inventories - net	2,759,739	1,824,377	1,487,660	702,321

12. INVESTMENTS IN RELATED PARTIES

12.1 Investments accounted for under equity method

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding		Investments			
					Cost		Equity	
			2006	2005	2006	2005	2006	2005
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(14,489)	(16,133)
Italian-Thai International Co., Ltd.	Holding company and ship charter hire	400,000	99.99	99.99	400,000	400,000	(142,859)	(128,235)
PT. Thailindo Bara Pratama	Coal digestion	23,875 (Million IDR)	99.99	99.99	108,071	108,071	28,860	5,261
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075	(512)	(29,591)
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,200,000	99.99	99.99	1,485,000	1,485,000	1,473,127	1,421,112
Sin Rae Muang Thai Co., Ltd.	Mining	3,150,100	99.99	-	3,150,099	-	3,062,176	-
Nha Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(3,836)	(1,447)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	99.70	99.70	82,296	82,296	129,160	85,530
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000	63,700	63,742
ITD Cementation India Ltd.	Construction services in India	58 (Million INR)	80.48	80.48	913,617	524,852	933,789	527,711
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	80.45	80.45	55,689	55,689	118,356	110,584
Asian Steel Product Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	121,191	117,694
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	91,028	76,138
ITD-Nawarat (L.L.C)	Construction services in United Arab Emirates	300 (Thousand AED)	-	49.00	-	1,652	-	6,348
Total investments in subsidiaries					6,299,529	2,762,317	5,859,691	2,238,714

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding		Investments			
					Cost		Equity	
			2006	2005	2006	2005	2006	2005
			Percent	Percent				
Investments in joint ventures								
ITD – VIS Joint Venture	Track doubling contractor	-	65.00	65.00	-	-	66,838	65,281
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	(54,591)	(81,962)
The Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	5,345	6,978
ITD - NCC Joint Venture (NT-2)	Construction of Nam Theun 2 Hydropower Project in Laos	-	60.00	60.00	-	-	211,254	73,833
ITD - EGC Joint Venture	Construction of underground electrical train station in Taiwan	-	55.00	55.00	-	-	(107,908)	48,476
Sumitomo - Italian-Thai Joint Venture	Design and construct of bridges	-	-	51.00	-	-	-	21,888
ITD – NCC Joint Venture	Construction of electrical work on terminal building	-	51.00	51.00	-	-	28,126	27,019
IN Joint Venture	Construction of water drainage tunnel	-	51.00	51.00	-	-	16,660	14,755
ITD – NSC Joint Venture	Dedicated pipeline project	-	50.50	50.50	-	-	(14,417)	(23,506)
Shimizu-ITD Joint Venture (2)	Contractor of construction of bridge in Laos	-	49.00	49.00	-	-	(4,505)	820
Ando and Italian-Thai Development Joint Venture	Dissolution	-	-	45.00	-	-	-	(228,939)
Thai Ando and Italian-Thai Development Joint Venture	Dissolution	-	-	45.00	-	-	-	(42,705)
ITO Joint Venture	Construction of terminal building and concourse building	-	40.00	40.00	-	-	153,703	102,988
Shimizu - ITD Joint Venture	Contractor for construction of street in Bangladesh	-	40.00	40.00	-	-	30,971	132,571
IOT Joint Venture	Airfield pavements construction	-	40.00	40.00	-	-	77,385	199,172
POC - ITD Joint Venture	Construction of Sihanoukville port in Cambodia	-	40.00	40.00	-	-	4,345	3,732
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	22,046	56,914
IDS Joint Venture	Construction of electrical work on terminal building	-	35.00	35.00	-	-	(187,221)	(117,617)
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	25.00	25.00	-	-	38,987	46,645
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	-	25.00	25.00	-	-	3,092	17,264
Joint Venture Evergreen - Italian-Thai - PEWC	Construction services in Taiwan	-	25.00	25.00	-	-	693,074	696,038
ITD Cemindia Joint Venture	Construction services in India	-	20.00	-	-	-	3,483	-
ITD-Nawarat (L.L.C)	Construction services in United Arab Emirates	-	60.00	-	-	-	30,805	-
Total investments in joint ventures					-	-	1,017,472	1,019,645

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 2006	Percentage of shareholding 2005	Investments Cost 2006	Investments Cost 2005	Investments Equity 2006	Investments Equity 2005
			Percent	Percent				
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less: Allowance on impairment					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	17,622	20,428
Mcquay (Thailand) Co., Ltd.	Dissolution	20,000	-	49.00	-	9,800	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,373	27,373	27,798	28,189
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	19,223	23,667
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	16,876	13,526
Asia Steel Corporation	Manufacture, import and export of steel	20,000	30.00	30.00	7,800	7,800	12,301	12,301
Less: Allowance on impairment					(7,800)	(7,800)	(12,301)	(12,301)
					-	-	-	-
Anamarine Construction SND.BHD.	Construction contractor	65 (Thousand RM)	25.00	25.00	198	198	-	-
MCRP Construction Corporation, Philippines	Construction contractor	25 (Million Peso)	24.00	24.00	12,000	12,000	-	-
MCRP Holding Corporation, Philippines	Holding company	5 (Million Peso)	24.00	24.00	3,000	3,000	-	-
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	857,350	19.83	20.41	175,000	175,000	93,513	98,251
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	21.06	21.06	71,603	71,603	87,688	75,205
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	21.54	21.54	215	215	-	-
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	21.54	21.54	215	215	-	-
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less: Allowance on impairment					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Total investments in associated companies					326,233	336,033	262,720	259,266
Total					6,625,762	3,098,350	7,139,883	3,517,625
Add: Allowance for loss from investments under equity method					-	-	530,339	670,135
Total investments accounted for under equity method					6,625,762	3,098,350	7,670,222	4,187,760
Consolidated								
Investments in associated companies, directly held by the Company					326,233	336,033	262,720	259,266
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less: Allowance on impairment					(296,700)	(296,700)	(296,700)	(296,700)
					-	-	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525	2,525	2,525
Total					2,525	2,525	2,525	2,525
Total investments accounted for under equity method					328,758	338,558	265,245	261,791

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.

12.2 Other long-term investments

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 2006	Percentage of shareholding 2005	Investments 2006	Investments 2005
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Co., Ltd.	Real estate development	-	19.80	-	247,500
Less: Allowance on impairment				-	(247,500)
				-	-
Toyo-Thai Corporation Ltd.	Construction contractor	16.25	16.25	26,000	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	446,331	446,331
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less: Allowance on impairment				(12)	(12)
				-	-
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	5.45	5.45	54,500	54,500
Less: Allowance on impairment				-	(54,500)
				54,500	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069
Less: Allowance on impairment				(29,696)	-
				20,373	50,069
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less: Allowance on impairment				(5,000)	(4,687)
				-	313
Time Regency Co., Ltd.	Real estate development	3.51	3.51	47,313	47,313
Less: Allowance on impairment				(47,313)	(47,313)
				-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
Less: Allowance on impairment				(1,985)	-
				1,015	3,000

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 2006	Percentage of shareholding 2005	Investments 2006	Investments 2005
		Percent	Percent		
The Exchange Square Co., Ltd.	Real estate development	Advance	Advance	5,000	5,000
Less: Allowance on impairment		payment	payment	(5,000)	(5,000)
				-	-
b) Listed securities					
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	12.90	14.14	308,715	325,139
Add: Unrealised gain from changes in value of investments				160,928	64,092
				469,643	389,231
Cyber Bay Corporation, Philippines	Real estate development	14.25	14.25	186,140	200,333
Add: Unrealised gain (loss) from changes in value of investments				10,539	(66,493)
				196,679	133,840
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139
Less: Unrealised loss from changes in value of investments				-	(9,139)
				9,139	-
Nawarat Patanakarn Plc.	Construction services	4.05	6.04	100,716	150,000
Add: Unrealised gain (loss) from changes in value of investments				(27,193)	6,000
				73,523	156,000
Everland Plc.	Real estate development	0.05	-	111	-
Add: Unrealised gain from changes in value of investments				670	-
				781	-
Total investments in other companies				1,321,984	1,228,784
Consolidated					
Investments in other companies, directly held by the Company				1,321,984	1,228,784
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less: Allowance on impairment				(21,240)	(21,240)
				-	-
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053
Less: Allowance on impairment				(3,053)	(3,053)
				-	-

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 2006	2005	Investments 2006	2005
		Percent	Percent		
b) Listed securities					
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	0.80	0.83	19,178	19,178
Add: Unrealised gain from changes in value of investments				9,999	3,781
				29,177	22,959
Total				30,427	24,209
Total investments in other companies				1,352,411	1,252,993

Parts of long-term loans from a financial institution of the Company were secured by the pledge of listed securities of a related company, as discussed in Note 22.

During the year 2006, the Company sold its investments in Thepprathan Properties Co., Ltd. and partial investments in Nawarat Patanakarn Plc. and Charoong Thai Wire and Cable Plc. The Company recorded gain on sales of investments approximately Baht 8.6 million.

During the year 2006, the Company reversed loss on impairment of investments in Siam Steel Syndicate Co., Ltd. and K.C. Property Plc. approximately Baht 63.6 million.

During the year 2005, the Company sold its investments in Universal Education Co., Ltd. and Finance One Plc. The Company recorded loss on sales of investments approximately Baht 3 million.

13. INVESTMENT IN A POTASH MINE PROJECT

In 2006 the Company invested in a potash mine project through a group of related companies. These companies are in the process of restructuring their investment structure and expect this to be completed in 2007. The Company expects to make additional investment to give it a 90% stake in the potash mine project, and has therefore recorded such investment as an asset under the caption of "Investment in potash mine project". However, the concession for the project is still being requested from the government. The above companies are being requesting approval from the government in respect of the change in shareholders from foreign shareholders to Thai shareholders. The government has a 10 percent holding in this project. The Company's management believe that this project will generate benefits both for nearby areas and the country and the project will be approved by the government and proceed according to plan.

14. LONG-TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2006 and 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	528,400	928,400
ITD - NCC Joint Venture	-	-	254,490	254,490
Ando and Italian-Thai Development Joint Venture	-	-	-	229,382
Italian-Thai International Co., Ltd.	-	-	128,221	106,275
IDS Joint Venture	-	-	199,500	199,500
IN Joint Venture	-	-	97,920	97,920
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	105,000	105,000
ITD - NCC Joint Venture (NT-2)	-	-	198,000	1,623
Thai Ando and Italian-Thai Development Joint Venture	-	-	-	43,227
Southern Industries (1996) Co., Ltd.	-	-	24,673	-
Nha Pralan Crushing Plant Co., Ltd.	-	-	10,000	10,000
Others	-	-	9,792	9,805
Total	-	-	1,555,996	1,985,622
Less: Allowance for doubtful accounts	-	-	(24,673)	-
Net	-	-	1,531,323	1,985,622
Associated companies				
Palang Thai Kaowna Co., Ltd.	280,702	280,702	280,702	280,702
Khunka Palang Thai Co., Ltd.	58,882	58,882	58,882	58,882
Mcquay (Thailand) Co., Ltd.	-	11,788	-	11,788
Total	339,584	351,372	339,584	351,372
Less: Allowance for doubtful accounts	(339,584)	(351,372)	(339,584)	(351,372)
Net	-	-	-	-

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Related companies				
Italian-Thai Land Co., Ltd.	554,097	554,097	554,097	554,097
Bangkok Mass Transit System Plc.	-	101,143	-	101,143
Palit Palang Ngan Co., Ltd.	94,231	94,231	94,231	94,231
Pladaeng Co., Ltd.	59,075	59,075	59,075	59,075
Southern Industries (1996) Co., Ltd.	-	24,673	-	24,673
Central Bay Reclamation and Development Corp.	37,712	39,777	-	-
Total	745,115	872,996	707,403	833,219
Less: Allowance for doubtful accounts	(745,115)	(872,996)	(707,403)	(833,219)
Net	-	-	-	-
Long-term loans and advances to related companies - net	-	-	1,531,323	1,985,622

Significant movements in the long-term loans and advances to related parties balances for the year ended 31 December 2006 are as follows: -

(Unit: Thousand Baht)

	31 December	During the year		Unrealised loss on	31 December
	2005	Increase	Decrease	exchange	2006
Subsidiaries and joint ventures					
ITO Joint Venture	928,400	-	(400,000)	-	528,400
ITD-NCC Joint Venture	254,490	-	-	-	254,490
Ando and Italian-Thai Development Joint Venture	229,382	-	(229,382)	-	-
Italian-Thai International Co., Ltd.	106,275	21,946	-	-	128,221
IDS Joint Venture	199,500	-	-	-	199,500
IN Joint Venture	97,920	-	-	-	97,920
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	105,000	-	-	-	105,000
ITD - NCC Joint Venture (NT-2)	1,623	198,000	(1,623)	-	198,000
Thai Ando and Italian-Thai Development Joint Venture	43,227	-	(43,227)	-	-
Southern Industries (1996) Co., Ltd.	24,673	-	-	-	24,673
Nha Pralan Crushing Plant Co., Ltd.	10,000	-	-	-	10,000

(Unit: Thousand Baht)

	31 December	During the year		Unrealised loss on	31 December
	2005	Increase	Decrease	exchange	2006
Associated company					
Maquay (Thailand) Co., Ltd.	11,788	-	(11,788)	-	-
Related companies					
Bangkok Mass Transit System Plc.	101,143	-	(101,143)	-	-
Central Bay Reclamation and Development Corp.	39,777	-	-	(2,065)	37,712

15. LOAN TO UNRELATED PARTY

As at 31 December 2006, "Loan to other party" is USD 16 million outstanding balance (2005: USD 18 million) which the Company provided to the Defense Ministry of the Union of Myanmar in order to finance construction of a steel mill in Myanmar. In return the steel mill will provide the Company with steel processing services for 40 percent of the mill production, but not less than 100,000 metric tons per annum, for a period of six years after the construction of steel mill is completed. Construction of the above plant is now complete, and commences providing services and the return on "Loan to other party" depends upon the extent of the demand for steel in Myanmar. In the past, the Company has already set up provision for loss in full amount.

In 2005 the Company reappraised the value of these loans since the Company had consistently received loan repayments over the past 2-3 years. The Company therefore reduced the associated allowance to loss to only USD 12 million in accordance with the anticipated actual losses and reversed the excess provision previously made to the account "Reversal of allowance for doubtful debt". As a result the net balance of lending as at 31 December 2006 was Baht 143 million or equivalent to USD 4 million (2005: Baht 245 million or equivalent to USD 6 million).

16. PROPERTY, PLANT AND EQUIPMENT

THE COMPANY ONLY

(Unit: Thousand Baht)

	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
31 December 2005	1,669,750	3,906,631	12,270,766	145,406	401,451	18,394,004
Acquisitions/Transfer in	480,646	108,702	1,118,053	156,638	326,282	2,190,321
Disposals/Transfer out	-	-	(258,419)	-	(327,020)	(585,439)
Translation adjustment	-	-	(89,489)	(5,003)	(561)	(95,053)
31 December 2006	2,150,396	4,015,333	13,040,911	297,041	400,152	19,903,833
Accumulated depreciation						
31 December 2005	-	1,385,720	6,795,403	96,199	-	8,277,322
Depreciation for the year	-	192,459	862,464	19,351	-	1,074,274
Depreciation for disposals	-	-	(72,006)	(25)	-	(72,031)
Translation adjustment	-	-	(28,116)	(1,525)	-	(29,641)
31 December 2006	-	1,578,179	7,557,745	114,000	-	9,249,924
Net book value						
31 December 2005	1,669,750	2,520,911	5,475,363	49,207	401,451	10,116,682
31 December 2006	2,150,396	2,437,154	5,483,166	183,041	400,152	10,653,909
Depreciation in 2005 income statement						1,030,179
Depreciation in 2006 income statement						1,074,274

CONSOLIDATED

(Unit: Thousand Baht)

	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
31 December 2005	1,866,540	4,261,382	15,233,514	183,461	2,777,133	24,322,030
Increase from purchase of investments in subsidiaries	-	-	4,507	-	-	4,507
Acquisitions/Transfer in	481,347	1,246,998	3,552,934	164,782	694,126	6,140,187
Disposals/Transfer out	-	(389)	(558,538)	(11,759)	(3,004,990)	(3,575,676)
Translation adjustment	(135)	(3,095)	(233,923)	(5,646)	(561)	(243,360)
31 December 2006	2,347,752	5,504,896	17,998,494	330,838	465,708	26,647,688

(Unit: Thousand Baht)

	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Accumulated depreciation						
31 December 2005	-	1,593,254	8,346,129	111,480	-	10,050,863
Increase from purchase of investments in subsidiaries	-	-	1,205	-	-	1,205
Depreciation for the year	-	241,011	1,334,758	28,341	2,161	1,606,271
Depreciation for disposals	-	-	(133,959)	(6,741)	-	(140,700)
Translation adjustment	-	(1,733)	(106,658)	(1,660)	(58)	(110,109)
31 December 2006	-	1,832,532	9,441,475	131,420	2,103	11,407,530
Net book value						
31 December 2005	1,866,540	2,668,128	6,887,385	71,981	2,777,133	14,271,167
31 December 2006	2,347,752	3,672,364	8,557,019	199,418	463,605	15,240,158
Depreciation in 2005 income statement						1,295,363
Depreciation in 2006 income statement						1,606,271

The Company and its subsidiaries have mortgaged part of the building with aggregate net book value of approximately Baht 535 million and land of Baht 47 million (2005: Baht 656 million and Baht 51 million) with a bank to secure long-term loans from this bank, as discussed in Note 22.

The Company and its subsidiaries have mortgaged and granted power of attorney to mortgage Baht 5 million (2005: Baht 78 million) of the land and buildings with banks to secure credit facilities granted to the Company and subsidiaries by those banks.

As at 31 December 2006 and 2005, certain building, machinery and equipment items of the Company, subsidiaries and joint ventures have been fully depreciated but are still in use. The original cost, before deducting accumulated depreciation, of those assets amounted to Baht 5,367 million and Baht 5,417 million, respectively (The Company Only: Baht 4,745 million and Baht 4,795 million, respectively).

As at 31 December 2006 and 2005, machinery, equipment and vehicles with net book value amounting to Baht 1,696 million and Baht 1,754 million are acquired under hire purchase contracts, as referred to in Note 21.

Depreciation of the Company and its subsidiaries for the current year amounting to Baht 1,499 million (2005: Baht 1,162 million) was included in manufacturing costs (The Company only: Baht 989 million, 2005: Baht 912 million) and the remaining Baht 107 million (2005: Baht 133 million) was included in selling and administrative expenses (The Company only: Baht 85 million, 2005: Baht 118 million).

17. GOODWILL

(Unit: Thousand Baht)

	CONSOLIDATED
Cost:	
As at 1 January 2005	310,616
Increase in interest in a subsidiary company	209,990
As at 31 December 2005	520,606
Translation adjustment	20,414
As at 31 December 2006	541,020
Accumulated amortisation:	
As at 1 January 2005	770
Charge for the year	8,989
As at 31 December 2005	9,759
Charge for the year	17,037
As at 31 December 2006	26,796
Net book value:	
As at 31 December 2005	510,847
As at 31 December 2006	514,224

Amortisation of goodwill is included in selling and administrative expenses in the income statement.

18. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances of bank overdrafts and short-term loans from financial institutions as at 31 December 2006 and 2005 are as follows: -

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Bank overdrafts	984	1,263	77	107
Short-term loans from financial institutions	7,384	3,554	6,024	3,136
Total	8,368	4,817	6,101	3,243

These represent loans obtained from local and overseas financial institutions in both Baht currency and in the following foreign currencies: -

(Unit: Million)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Baht	6,222	2,922	5,438	2,526
PHP	30	161	30	161
USD	10	2	2	-
NTD	249	148	249	148
INR	245	330	245	330

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of India, Taiwan, Philippines and SIBOR for foreign currency loans.

As at 31 December 2006, part of loans from banks, amounting to Baht 807 million (2005: Baht 1,359 million) are used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

During the year 2006, the Company has a USD 4.1 million syndicate loan from a local bank, which the Company has 60 percent obligation of this loan, for the operations in ITD-Nawarat (L.L.C) (joint venture). This loan subjects to interest at London Interbank Offered Rate (LIBOR) plus 2.875 percent per annum. Principal is repayable in quarterly installments of a least USD 0.8 million each, with the first installment due in February 2007 and the loans are to be fully paid within February 2008. The loan was secured by the transfer of rights of claim over collections for work done under construction agreement of the project.

During the year 2006, the Company entered into an agreement with a local commercial bank granting a new loan amounting to Baht 3,299 million to make investment in a potash mine project. The loan is secured by the pledge of share certificates of the group of related companies.

19. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 December 2006 and 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
IOT Joint Venture	-	-	11,975	161,140
I.C.C.T. Joint Venture	-	-	161,012	184,354
Thai Maruken Co., Ltd.	-	-	19,117	71,986
ITO Joint Venture	-	-	5,759	31,024
Italthai Trevi Co., Ltd.	-	-	32,238	42,727
Siam Concrete and Brick Products Co., Ltd.	-	-	84,365	62,590
ITD - VIS Joint Venture	-	-	55,163	53,443
Asian Steel Product Co., Ltd.	-	-	6,584	54,218
Thai Pride Cement Co., Ltd.	-	-	38,842	50,895
ITD - NSC Joint Venture	-	-	516	15,023
Nha Pralan Crushing Plant Co., Ltd.	-	-	3,105	6,148
Aquathai Co., Ltd.	-	-	14,246	-
Others	-	-	20,033	6,275
Total	-	-	452,955	739,823

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Associated companies				
MCRP Construction Corporation, Philippines	78,818	85,689	78,818	85,689
Bangkok Steel Wire Co., Ltd.	52,941	27,309	10,920	-
Thai Rent All Co., Ltd.	14,472	21,794	13,850	21,566
ATO-Asia Turnouts Ltd.	1,371	5,826	-	985
Others	5,675	5,675	-	-
Total	153,277	146,293	103,588	108,240
Related companies				
(Related by way of common directors)				
Takenaka Corporation	249,575	285,376	-	-
Obayashi Corporation	234,583	253,425	-	-
Italthai Industrial Co., Ltd.	119,308	150,953	82,465	69,478
Siam Steel Syndicate Co., Ltd.	192,231	109,218	45,163	105,547
Italthai Engineering Co., Ltd.	83,098	68,813	78,083	22,161
Alcatel Contracting GmbH	-	20,063	-	-
Charoong Thai Wire & Cable Plc.	142,537	47,109	140,085	41,248
Penta-Ocean Construction Co., Ltd.	10,568	46,033	-	-
Saraburi Coal Co., Ltd.	-	34,818	-	-
Aquathai Co., Ltd.	33,246	14,759	-	14,759
Nawarat Patanakarn Plc.	-	5,961	30,326	3,148
Nishimatsu Construction	1,176	4,835	-	-
Thai Obayashi Corporation Ltd.	446	680	-	-
Others	29,328	3,832	26,760	129
Total	1,096,096	1,045,875	402,882	256,470
Outstanding balances and portion of other participants in joint venture				
IOT Joint Venture	7,185	96,684	-	-
I.C.C.T. Joint Venture	120,759	138,265	-	-
ITO Joint Venture	3,456	18,614	-	-
ITD - VIS Joint Venture	19,307	18,705	-	-
IN Joint Venture	3,668	509	-	-
Others	587	7,989	-	-
Total	154,962	280,766	-	-
Trade accounts payable - related parties	1,404,335	1,472,934	959,425	1,104,533

20. SHORT-TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 December 2006 and 2005 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Joint venture				
(eliminated from consolidated financial statements)				
Joint Venture Evergreen - Italian-Thai - PEWC	-	-	686,402	685,299
Total	-	-	686,402	685,299
Related companies				
Nam Theun 2 Power Co., Ltd.	722,963	820,272	-	-
Nishimatsu Construction	-	71,351	-	-
Obayashi Corporation	120,742	70,292	-	-
Nawarat Patanakarn Plc.	9,650	10,775	-	-
Saraburi Coal Co., Ltd.	100,000	-	-	-
Others	38	5,190	-	-
Total	953,393	977,880	-	-
Short-term loans and advances from related parties	953,393	977,880	686,402	685,299

Significant movements in the short-term loans and advances from related companies balances for the year ended 31 December 2006 are as follows: -

(Unit: Thousand Baht)

	31 December	During the year		Unrealised gain on	31 December
	2005	Increase	Decrease	exchange	2006
Joint venture					
Joint Venture Evergreen - Italian-Thai - PEWC	685,299	-	-	1,103	686,402
Related companies					
Nam Theun 2 Power Co., Ltd.	820,272	-	(97,309)	-	722,963
Nishimatsu Construction	71,351	-	(71,351)	-	-
Obayashi Corporation	70,292	50,450	-	-	120,742
Nawarat Patanakarn Public Company Limited	10,775	-	(1,125)	-	9,650
Saraburi Coal Co., Ltd.	-	100,000	-	-	100,000

21. HIRE PURCHASE PAYABLES

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Hire purchase payables	1,025,200	1,296,398	1,004,832	1,274,473
Less: current portion	(403,522)	(436,121)	(396,799)	(429,038)
Net of current portion	621,678	860,277	608,033	845,435

The above hire purchase payables relate to machinery, equipment and vehicles leases with scheduled repayment terms of 2 - 8 years.

The Company and its subsidiaries have outstanding hire purchase payables in both Baht currency and in the following foreign currencies: -

(Unit: Million)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Baht	523	525	517	521
JPY	1,592	2,147	1,592	2,147
INR	17	20	-	-
Peso	1	-	1	-

22. LONG-TERM LOANS

As at 31 December 2006 and 2005, the Company and its subsidiaries have outstanding long-term loans as follows: -

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Long-term loans	2,841	2,425	1,245	1,571
Less: current portion	(869)	(684)	(527)	(583)
Net of current portion	1,972	1,741	718	988

Movement in the long-term loans account during the year 2006 are summarized below.

(Unit: Million Baht)

	CONSOLIDATED	THE COMPANY ONLY
Balance as at 1 January 2006	2,425	1,571
Add: Additional borrowings	1,714	868
Less: Repayment	(1,222)	(1,118)
Less: Translation adjustment	(76)	(76)
Balance as at 31 December 2006	2,841	1,245

Parts of long-term loans were secured by the pledge of parts of share certificates of investments in a related company. The loans were secured by the building and land of the Company and its subsidiaries with aggregate net book value of Baht 582 million as at 31 December 2006 (2005: Baht 707 million), as discussed in Note 12.2 and 16, respectively. During the year 2006, the Company made a partial long-term loan repayment and redeemed share certificate of a related company which was pledged for such loans.

The loans of the Company and its subsidiaries carry interest at the rate of MLR.

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

As at 31 December 2006, the long-term credit facilities of the Company and its subsidiaries . which have not yet been drawn down amounting to Baht 324 million.

23. DEBENTURES

On 30 March 2006, a resolution of the Annual General Meeting of the Company's shareholders authorised the issue and offer to not more than Baht 10,000 million, or USD 250 million, of debentures with a face value of Baht 1,000 each and a tenor of no more than 10 years from the date of issue.

On 20 September 2006, the Company scheduled the issue debentures with a face value of Baht 1,000 each. These unsecured, registered, senor debentures, with a trustee, are classified into 2 type as follows:

a) Debenture type 1: Baht 1,057,100,000 of 2-year debentures maturing on 20 September 2008 and baring interest at a rate of 6.75 percent per annum.

b) Debenture type 2: Baht 706,700,000 of 3-year debentures maturing on 20 September 2009 and baring interest at a rate of 7.00 percent per annum.

In addition, the debenture agreement contains covenants relating to various matters such as the decrease in share capital, the merger, the payment of dividend and limitations on the provision of loans.

24. PROVISION FOR LOSS ON CONSTRUCTION PROJECT

As at 31 December 2005, the Company prepared cost and revenues projections for the construction of the Koldam project in India, with no material losses. However, as at 31 December 2006, the Company assessed and revised its projections because a delay in the project had resulted in a 2-year extension of the construction period. This caused a significant increase in cost of construction. The Company has recognized provision for loss on the construction project amounting to Baht 706 million.

The Company believes that the delay which resulted in the loss is not the fault of the Company, and is currently negotiating with the contractor. Since there is uncertainty as to whether the cost will be recoverable, the Company has not recognised revenue.

25. SHARE CAPITAL

During the year 2005, the Company offered to sell ordinary shares. The details are as follows: -

Offer date	Number of shares	Offer price	Amount	Receipt date
		(Baht per share)	(Baht)	
17 January 2005	400,000,000	9.80	3,920,000,000	24 January 2005
8 February 2005	55,000,000	9.80	539,000,000	10 February 2005
	455,000,000		4,459,000,000	

The Company registered the increase capital with the Ministry of Commerce on 10 February 2005. In addition, the Company has recorded the expenses concerning the offering of its increased share capital of approximately Baht 95 million as deduction in "share premium".

On 20 April 2005, a resolution of an annual general meeting of the Company's shareholders authorised to decrease in the Company's registered shares from Baht 4,593,678,180 to Baht 4,193,678,180. The Company registered in its registered share capital with the Ministry of Commerce on 3 May 2005.

26. BASIC EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net income (loss) for the year by the weighted average number of ordinary shares in issue during the year.

27. DIVIDEND PAID

Dividends of the Company which were declared in 2006 and 2005 consist of the following:

(Unit: Baht)

	Approved by	Number of shares	Dividend per share	Total dividends
Final dividends on 2005 profit	Annual General Meeting of the shareholders on 30 Mach 2006	4,193,678,180	0.06	251,620,691
Total for the year 2006				251,620,691
Final dividends on 2004 profit	Annual General Meeting of the shareholders on 20 April 2005	4,193,678,180	0.07	293,557,473
Total for the year 2005				293,557,473

28. RELATED PARTY TRANSACTIONS

During the years, the Company and its subsidiaries had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those companies. Below is a summary of those transactions: -

	Transfer pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost or cost plus margin
Sales of equipment	Cost
Sales of investment	Market price
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Cost
Purchases of investment	Approximately net book value
Interest on loans	Mutual agree rate

(Unit: Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	For the years ended 31 December		For the years ended 31 December	
	2006	2005	2006	2005
Transactions with subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
Construction services and other income	-	-	2,009	4,505
Sales of equipment	-	-	-	16
Purchases of construction materials and services	-	-	670	708
Purchases of equipment	-	-	12	22
Transactions with associated companies				
Construction services and other income	18	49	11	37
Purchases of construction materials and services	267	121	125	69
Transactions with related companies				
Construction services and other income	4,252	2,436	950	1,169
Sale of equipment	5	-	-	-
Sale of investment	22	-	22	-
Purchases of construction materials and services	1,255	1,490	956	693
Purchases of equipment	147	87	141	81
Purchases of investment	22	-	-	-

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

Directors and management's remuneration

In 2006 the Company paid salaries, meeting allowance and gratuities to its directors and management totaling Baht 73.4 million (2005: Baht 70.6 million).

Guarantee obligations with related parties

The Company had outstanding guarantees with its related parties as described in Note 32 to the financial statements.

Accounts receivable - retention

As at 31 December 2005, the Company had outstanding retentions of approximately Baht 403 million and USD 1.7 million with Bangkok Mass Transit System Public Company Limited, the company which operates the skytrain. The Central Bankruptcy Court granted an order for reorganisation of this company on 7 July 2006 and appointed its planner on 21 August 2006. In mid-2006, negotiations by the Company and the special purpose vehicle on the sale of the receivable from and investment in the operator of the skytrain with a potential buyer were terminated and a deposit of Baht 110 miilion was returned. In late 2006, the Company sold the receivables to another buyer, and eventually recorded loss on sale of the receivables amounting to Baht 368 million in 2006 (2005: set allowance of Baht 34 million).

29. NUMBER OF EMPLOYEES AND RELATED COSTS

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Number of employees at the end of year (persons)	41,233	34,838	30,686	26,993
Employee costs for the year (million Baht)	5,851	4,729	4,482	3,839

The Company, subsidiaries and its employees have jointly established a provident fund in accordance with the Provident Fund Act B.E. 2530. Both employees and the Company contributed to the fund monthly at the rate of 2 percent of basic salary. The fund, which is managed by Finansa Asset Management Limited, will be paid to employees upon termination in accordance with the fund rules. During the years 2006 and 2005, the Company and its subsidiaries contributed Baht 24 million and Baht 24 million, respectively, to the fund (The Company only: Baht 24 million and Baht 22 million, respectively).

30. COST OF CONSTRUCTION WORK

As at 31 December 2006 and 2005, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognized for current construction projects, amount to Baht 172,612 million and Baht 104,158 million, respectively (The Company only: Baht 108,941 million and Baht 52,781 million, respectively).

31. STATUTORY RESERVE

Pursuant to Section 116 of the Public Limited Company Act B.E. 2535, the Company is required to set aside as a statutory reserve at least 5% of its net income after deducting accumulated deficit brought forward (if any) until the reserve reaches 10% of the registered capital. The statutory reserve is not available for dividend distributions.

32. GUARANTEES

As at 31 December 2006 and 2005, there were outstanding guarantees of approximately Baht 18,935 million and Baht 24,749 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its proportionate interests in joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 31 December 2006 and 2005, there were guarantees of approximately Baht 8,745 million and Baht 8,226 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated and related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Asian Steel Product Co., Ltd., Italthai Marine Ltd. and ITD Cementation India Limited for which the Company issued full guarantees for the credit facilities).

33. COMMITMENTS

33.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai laws. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preference shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. These creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transferred its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have not been sold off by 30 June 2007, and not all debts have been settled, the special purpose vehicle has to pay off all outstanding debt on 1 July 2007. However, if all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 31 December 2006, the outstanding balance of loans amounted to Baht 1,731 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, based on the principals of conservatism, Baht 229 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets, which the Company has transferred to the special purpose vehicle as mention above, is not recognised as a gain in the income statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

Some of the assets of the special purpose vehicle comprise receivables from and investment in the operation of the skytrain. The Central Bankruptcy Court granted an order for reorganisation to this company on 7 July 2006 and appointed its planner on 21 August 2006. In mid-2006, negotiations by the Company and the special purpose vehicle on the sale of the receivables with a potential buyer were terminated. In late 2006, the Company and the special purpose vehicle sold the receivables to another buyer, and eventually recorded loss. Therefore, the Company set additional allowance for loss in an amount equivalent to its anticipated obligations to the special purpose vehicle amounting to Baht

939 million in 2006, totalling Baht 1,332 million as liabilities as "allowance on contingent liabilities". Out of this, allowance of Baht 355 million was for the losses on sale of receivables from and investments in the skytrain company by special purpose vehicle in 2006. Allowance of Baht 166 million was for the devaluation of assets of special purpose vehicle based on the fair value as appraised by an independent appraiser in 2006. And allowance of Baht 418 million was for expected loss in case of the special purpose vehicle may have to sell assets at a price lower than the fair value due to the economic environment in Thailand at present and short offering period. The management assess that the lowest price at the force sales value is approximate 20 percent of the fair value.

(Unit: Million Baht)

	31 December 2006
Liabilities of special purpose vehicle	1,731
Less: Deferred gain on transfering assets to special purpose vehicle	(229)
Expected force sale price	(100)
Cash received from sale of investment after the end of year	(70)
Allowance on contingent liabilities	1,332

As at 31 December 2006, assets foreclosed of the special purpose vehicle are as follows:

1. **Securities**

a) Non-listed securities

(Unit: Million Baht)

	Amount
Ordinary shares:	
Italian-Thai Land Co., Ltd. (Land holding)	70
Palit Palang Ngan Co., Ltd. (Land holding)	107
Khunka Palang Thai Co. Ltd. (Land holding)	15
Palang Thai Kaowna Co., Ltd. (Land holding)	101
Total non-listed securities	293

b) Listed security

(Unit: Million Baht)

	Amount
Ordinary shares:	
TT&T Public Co., Ltd.	
(net of allowance for revaluation of security)	37
Total listed security	37
2. Land and building	
Land	335
Building and condominium unit	19
Total land and building	354
Total assets foreclosed	684
Less: Expected force sale value	(100)
Loss	584

33.2 As at 31 December 2006 and 2005, the Company and joint ventures had the outstanding commitment in respect of major subcontractors as follows:

(Unit: Million)

Currency	Consolidated	
	2006	2005
Baht	3,633	4,479
NTD	2,755	3,198
JPY	283	29
USD	17	28
INR	2,373	2,406
Kips	18	-

33.3 As at 31 December 2006 and 2005, the Company and joint ventures had the following outstanding commitments as proportion of the company in respect of purchases of materials, machinery and software and related service: -

(Unit: Million)

Currency	Consolidated		The Company Only	
	2006	2005	2006	2005
Baht	136.9	68.7	-	3.3
EUR	7.8	8.1	0.9	0.8
JPY	106.0	-	-	-
USD	2.0	5.6	1.0	0.8
AUD	-	0.1	-	0.1
NTD	-	3.5	-	-
INR	534.4	47.5	47.5	-
Peso	1.4	-	1.4	-
SGD	0.5	-	-	-
KNR	0.4	-	-	-

33.4 As at 31 December 2006, the Company had outstanding commitment of USD 56 million in respect of uncalled portion of investments in a related company.

33.5 As at 31 December 2006, the Company had outstanding commitment of Baht 349 million in respect of uncalled portion of investments in a subsidiary company.

34. CONTINGENT LIABILITIES

a) During the year 1997, the Company and seven other parties were jointly sued for compensation totaling approximately Baht 655 million. On 30 December 2005, the Court of First Instance ordered the defendant to pay of damages, amounting to Baht 440 million, plus interest at the rate of 7.5 percent per annum from 11 June 1992 to the payment date. On 17 March 2006, the Company submitted an appeal and a petition to stay execution of the order of the Court - Chonburi Province. Copies of the appeal and the petition are currently being submitted to the plaintiff and the outcome of the case is not yet known.

b) On 7 March 2003, a company sued a subsidiary company for compensation totaling approximately Baht 125.8 million for alleged negligence in driving sheet piles on top of pipelines belonging to that company, resulting in damage to its property. On 22 September 2006, the Court of First Instance ordered the subsidiary to pay damages amounting to Baht 90.1 million together with fees. On 20 December 2006, the subsidiary submitted an appeal and a petition to stay execution of the order of the Civil Court. Copies of the appeal and the petition are currently being sumitted to the plaintiff and the outcome of the case is not yet known.

c) Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totaling approximately Baht 85 million (2005: Baht 218 million). The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

35. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, the subsidiaries and the joint ventures for the years 2006 and 2005 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(Unit: Million Baht)

	Consolidated									
	For the years ended 31 December 2006 and 2005									
	Local		Overseas		Total		Elimination		Grand total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenues from construction services	30,063	32,092	11,320	8,966	41,383	41,058	(1,566)	(3,073)	39,817	37,985
Segment operating income (loss)	1,878	1,708	(538)	718	1,340	2,426	-	-	1,340	2,427
Unallocated income (expenses):										
Gain (loss) on exchange									(117)	33
Other income									641	977
Administrative expenses									(1,441)	(1,118)
Reversal of (allowance for) doubtful accounts									(229)	122
Reversal of allowance for impairment of investments									63	-
Loss on impairment of investment									(32)	-
Allowance on impairment of assets and contingent liabilities									(939)	(393)
Share of profit (loss) from investments accounted for under equity method									8	(5)
Loss on sales of receivables									(368)	(34)
Loss on sales of investments									-	(3)
Interest expenses									(956)	(589)
Corporate income tax									(68)	(96)
Minority interests									(48)	(59)
Net income (loss) for the year									(2,146)	1,262

(Unit: Million Baht)

	As at 31 December 2006 and 2005									
	Local		Overseas		Total		Elimination		Grand total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Property, plant and equipment - net	13,153	12,576	2,045	1,616	15,198	14,192	42	79	15,240	14,271
Other assets	35,076	28,207	10,008	7,236	45,084	35,443	(9,671)	(7,302)	35,413	28,141
Total assets	48,229	40,783	12,053	8,852	60,282	49,635	(9,629)	(7,223)	50,653	42,412

36. FINANCIAL INSTRUMENTS

36.1 Financial risk management

The Company's financial instruments, as defined under Thai Accounting Standard No. 48 "*Financial Instruments: Disclosure and Presentations*", principally comprise cash and cash at banks, pledged deposits at banks, trade accounts receivable, loans, investments, bank overdrafts and short-term loans from financial institutions, loans, hire purchase payables, debentures and long-term loans. The financial risks associated with these financial instruments and how they are managed is described below.

Credit risk

The Company is exposed to credit risk primarily with respect to trade accounts receivable, loans, and other receivable. The Company manages the risk by adopting appropriate credit control policies and procedures and therefore does not expect to incur material financial losses. In addition, the Company does not have high concentration of credit risk since it has a large customer base. The maximum exposure to credit risk is limited to the carrying amounts of receivables, loans, and other receivables as stated in the balance sheet.

Interest rate risk

The Company's exposure to interest rate risk relates primarily to its cash at banks, bank overdrafts and short-term loans from financial institutions, short-term loans, hire purchase payables debentures and long-term borrowings. However, since most of the Company's financial assets and liabilities bear floating interest rates or fixed interest rates which are close to the market rate, the interest rate risk is expected to be minimal.

Foreign currency risk

The Company's exposure to foreign currency risk arises mainly from trading transactions and borrowings that are denominated in foreign currencies. The Company seeks to reduce this risk by entering into forward exchange contracts when it considers appropriate. Generally, the forward contracts mature within one year.

The balances of financial assets and liabilities denominated in foreign currencies as at 31 December 2006 are summarised below.

Foreign currency	Financial assets	Financial liabilities	Average exchange rate as at 31 December 2006
	(Million)	(Million)	(Baht per 1 foreign currency unit)
USD	45.3	2.6	36.0932
EUR	0.7	-	47.4592
JPY	965.1	1,656.2	0.3034
SGD	1.1	-	23.5227
Kips	100.8	-	0.0037
VND	558.2	678.0	0.0022

Foreign exchange contracts outstanding at 31 December 2006 are summarised below.

Foreign currency	Bought amount	Contractual exchange rate Bought
	(Million)	(Baht per 1 foreign currency unit)
EUR	0.3	49.42 - 50.19
JPY	323.0	0.32 - 0.42
USD	1.5	46.48 - 47.04

Below is the summary of the Group's foreign currency-denominated assets and liabilities as at 31 December 2006 which were unhedged.

	CONSOLIDATED (Net)					
	EUR million	USD million	JPY million	Kips million	SGD million	VND million
Assets	1.7	46.8	2,028.4	100.8	2.3	558.2
Trade accounts payable	-	-	202.6	-	1.2	-
Hire purchase payables	-	-	1,591.5	-	-	-
Advance received from customers under construction contracts	-	-	122.5	-	-	678.0
Accounts payable - retention	0.2	-	10.6	-	-	-

	THE COMPANY ONLY (Net)					
	EUR million	USD million	JPY million	Kips million	SGD million	VND million
Assets	0.7	45.3	965.1	100.8	1.1	558.2
Hire purchase payables	-	-	1,591.5	-	-	-
Advance received from customers under construction contracts	-	-	64.7	-	-	678.0
Assets in foreign currencies	-	2.6	-	-	-	-

The Group will earn future revenues in foreign currencies in an amount of USD 33 million, INR 29,418 million, PHP 990 million, NTD 3,883 million and JPY 835 million, AUD 52 million.

In addition, the Group's is exposed to foreign currency risk with respect to its investments in subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

36.2 Fair values of financial instruments

Since the majority of the Company's financial instruments are short-term in nature or bear floating interest rates, their fair value is not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.

37. RECLASSIFICATION

Certain amounts in the financial statements for the year 2005 have been reclassified to conform to the current year's classification, with no effect on net income or shareholders' equity as previously reported by another auditor.

38. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorised for issue by the Company's authorised director on 1 March 2007.

The Report of material events field with the Stock Exchange of Thailand ("SET") from December 2006 - April 2007

Symbol ITD
Headline The omission of dividend payment and holding AGM No.1/20(
Date/Time 28 Mar 2007 09:30:00

Translation

The Board of Directors' Meeting of Italian-Thai Development Public Company Limited No. 7/3/2007, on March 27, 2007, passed resolutions regarding the following matters:

1. Consideration and approval the omission of the dividend payment for 2006 accounting period

2.Consideration and approval of holding the Annual General Meeting of Shareholders No. 1/2550 on April 30, 2007 at 2.00 p.m. at 37th floor, to consider the following matters:

1. To consider and certify the Minutes of the Annual General Meeting of Shareholders No. 1/2006;
2. To consider and acknowledge the 2006 operational result;
3. To consider and approve the Company' s Balance Sheet and Profit and Loss Statement for the year ended December 31, 2006
4. To consider and approve the omission of allocation of partial profits as legal reserve;
5. To consider and approve the omission of the dividend payment fo the 2006 accounting period
6. To consider and approve the appointment of new directors in place of directors retiring by rotation and determination of remuneration for the Board of Directors and the Audit Committee;
7. To consider and approve the appointment of an auditor and determination of remuneration of the auditor;
8. To consider other business (if any).

3. Consideration and approval of appointment Mr. Somckid Tiatrakul, a certified public accountant (Thailand) No. 2785 and /or Ms. Sumalee Chokdeeanant, a certified public accountant (Thailand) No. 3322 of Grant Thornton Limited as auditors for the year 2007

4. Consideration and scheduling of the closing date of the share register book to determine the shareholders' entitlement to attend the Annual Genera Meeting of Shareholders No. 1/2007 shall be April 11, 2007, at 12.00 a.m. until the completion of the meeting.

Please be informed accordingly.

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Symbol ITD
Headline Signed contract with EGAT
Date/Time 20 Mar 2007 13:15:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform the SET that on March 15, 2007 the Consortium of Sumitomo Corporation, Hitachi Ltd. and Italian-Thai Development Pcl. jointly signed a contract with Electricity Generating Authority of Thailand for the construction of the North Bangkok Power Plant Project, Nonthaburi Province, Contract No. EGAT 47-C99644-2-3-6P-EGAT 7/2548-NBCC.

The details of the contract are as follows:

Description of Works :
- Design and Engineering of Electrical, Mechanical, Civil and Control Systems.
- Procurement of Material, Electrical Equipment, Mechanical Equipment, and Control Instruments
- Construction of Buildings, Erection of Electrical Equipment, Mechanical Equipment, and Control Instruments.

For a natural gas-fired 700 MW Combined Cycle Power Plant

Contract Value : Baht 12,349,819,289 (excluding VAT)
ITD portion 32.3283% = Baht 3,992,486,629.20

The period of work : 39 months

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Symbol ITD
Headline Operating Result
Date/Time 02 Mar 2007 09:33:00

Translation

With reference to the Company's Financial Statements for
period ending 31st December 2006 submitted to the SET dated 2nd March 2007. The Company's net losses for the year ended 31st December 2006 was Baht 2,145.54 million.
They were decreases from the same period of the previous year of Baht 3,407.53 million or 270%.

The Company wishes to explain the reasons contributing to the losses as follows:

1. The Company's gross profit for 2006 was Baht 2,046.71 million which decreases from the previous year of Baht 380 million 15.66%. The main reasons for the decreases was due to the increase of the cost of construction for certain projects such as the Kol Dam Hydro-electric Power Project-India, Domus Residential Condominium Project, Phulay Beach Resort Project, Southern Outer Bangkok Ring Road Inter City Motorway Project and the Airport Projects.

2. The Company recorded loss from foreign exchange Baht 117.15 million for 2006 due to the accounting loss of foreign exchange on foreign assets because of Baht appreciation
3. The Company had made provision for

loss on the construction project of Kol Dam Hydro-electric Power Project in India amounting Baht 706.28 million in this quarter due to the increase in costs from delays in construction and increases in material and labor costs. The Company should be able to claim such loss from the Employer. Since it is still uncertain that the Company will receive such claim, the Company did not record which may arise from those claim.

4. The Company had made allowance for doubtful accounts for 2006 Baht 229.46 Million according to the allowance for doubtful accounts policy of the Company.

5. The Company had made allowance on diminution in value of assets and contingent liabilities in 2006 for a special purpose vehicle (ITD SPV) Baht 938.55 million. It included loss on sales of accounts receivable and investment in the skytrain company Baht 355 Million in 2006, and ITD SPV appraised its assets according to the independent appraiser Baht 166 million in 2006, and for the remaining, the Company made additional allowance on diminution in value of assets in advance in case that ITD SPV might sell its assets below the appraised price Baht 418 million.

6. The Company recorded loss on sale of receivables Baht 368.32 million for 2006 from sale of accounts receivable-retention, trade accounts receivable and loan to Bangkok Mass Transit System Public Company.

7. The Company recorded interest expenses of Baht 955.82 million for 2006. It increased from the same periods of the previous year Baht 366.63 million or 62.23% due to the interest burden of the loan to ITD Cementation India Ltd. and loan to the Potash mining project. The Company did not have these transactions in the previous year.

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Symbol ITD
Headline Audited Yearly F/S And Consolidated F/S (F45-3)
Date/Time 02 Mar 2007 08:37:00

(Audited Yearly F/S and Consolidated F/S (F45-3))
Reports: Audited yearly and consolidated statements as foll
Name ITALIAN-THAI DEVELOPMENT PUBLIC CO

	Audited (In thousands) Ending 31 December For year	
Year	2006	2005
Net profit (loss)	(2,145,542)	1,261,989
EPS (baht)	(0.51)	0.30

Auditors Opinion:
Qualified Opinion with an emphasis of matters

Comment: 1. Please see details in financial statements, auditor
and remarks from SET SMART

"The company hereby certifies that the information above is
and complete. In addition, the company has already reporte
disseminated its financial statements in full via the SET Elec
Listed Company Information Disclosure (ELCID), and has al
the original report to the Securities and Exchange Commissi

Signature ______________________________
( )
Position

Authorized to sign on behalf of the company

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Symbol ITD
Headline Signed a Contract for the construction Delhi MRTS I
Date/Time 02 Feb 2007 08:49:00

Translation

Italian- Thai Development Public Company Limited is pleased to inform SET that on 16 January 2007 the ITD-ITDCem Joint Venture, a joint venture between Italian-Thai Development Pcl., and ITD Cementation India Limited, jointly signed a contract with the Delhi Metro Rail Corporation Ltd. for the construction of the Delhi MRTS Project, Contract No. BC-21,India

The details of the contract are as follows:

Description of Works : Part Design and Construction of Viaduct and Structural Work of Five Elevated Stations (Garden Estate, Sikanderpur, DT City Centre, IFFCO Chowk and Sushant Lok) on the Qutub Minar-Guragaon Corridor of the Delhi MRTS Project.

Contract Value : 1,886,126,970 Indian Rupee
(excluding VAT of Haryana State, India.)
ITD portion 51.00 % = 961,924,755 Indian Rupee
or equivalent to Baht 830,333,450
(exchange rate as of Jan 16, 2007,
Indian Rupee 1 = Baht 0.8632)

The period of work : 30 months

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Symbol ITD
Headline Right of Shareholders to propose Opinions
Date/Time 30 Jan 2007 08:45:00

Translation

Subject: Right of Shareholders to propose Opinions, Complaints, Inquiries, Agenda as well as to nominate persons to be appointed as directors at Annual General Meeting of Shareholders in Advance

Italian-Thai Development Public Company Limited (ITD) hereby announces that ITD had given opportunity to our shareholders to propose Shareholders Meeting Agenda as well as to nominate persons to be appointed as the directors in the Annual General Meeting of Shareholders. The said issues for the coming Annual General Meeting of Shareholders can be proposed from now on until February 28,2007 through e-mail address of company at cccs@itd.co.th or by registered mail to the Board of Directors as per details attached.

For your information.

(Attachment)

Right of Shareholders to propose Opinions, Complaints , Inquiries, Agenda as well as to nominate persons to be appointed as directors at Annual General Meeting of Shareholders in Advance

To ensure that our shareholders' rights are equally treated, we, Italian-Thai Development Public Company Limited (ITD) had appointed Independent Directors to take care of minority shareholders rights from being limited and to hear from them for their suggestions and inquiries.
Minority shareholders' opinions, complaints and inquiries are welcomed through company's e-mail address at cccs@itd.co.th.

Moreover, ITD gives opportunity to shareholders to propose agenda and to nominate persons to be appointed as directors at the Annual General Meeting of Shareholders in advance.

However, shareholders who are eligible to do so must hold ITD ordinary shares for at least 12 months consecutively before the date of proposing the issues.
The said issues can be raised from now on until February 28,20(through company's e-mail address at cccs@itd.co.th or registere mail to Directors at the below address:

Mrs.Nijaporn Charanachitta
Italian-Thai Development Public Company Limited,
Corporate Services Division , 38th Floor
2034/132-161, Ital-thai Tower, New Petchburi Road,
Huay kwang Sub-district,
Bangkapi District, Bangkok, Thailand 10320

Independent Directors will consider the shareholders' proposals and further pass to the Board of Directors for their concensus. If The Boards argues that any issues are significant or beneficial to ITD or the shareholders, the Board will put the said issues in t meeting agenda remarked as "agenda from shareholders" in notice to shareholders or clarify them at the Shareholders' Me

In addition, to facilitate the shareholders' proposals considering process, the shareholders are requested to provide necessary details as follows:

1. Name, address and telephone number of proposing sharehold for ITD to acquire any further information as well as evident in status of consecutive holding of shares such as share certificate or official declaration from broker.

2. Purpose and proposal in details including other useful informa for the Board's consideration such as fact and data, reason, con issues and expected benefit for ITD.

3. In case of nomination of persons to be appointed as directors Annual General Meeting of Shareholders, the shareholders are requested to attach curriculum vitae, working experience an contact address in support of the Audit Committee to consider and further pass the matter to the Board of Director: for final decision.

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Symbol ITD
Headline Right of Shareholders to propose Opinions
Date/Time 30 Jan 2007 08:45:00

Translation

Subject: Right of Shareholders to propose Opinions, Complaints, Inquiries, Agenda as well as to nominate persons to be appointed as directors at Annual General Meeting of Shareholders in Advance

Italian-Thai Development Public Company Limited (ITD) hereby announces that ITD had given opportunity to our shareholders to propose Shareholders Meeting Agenda as well as to nominate persons to be appointed as the directors in the Annual General Meeting of Shareholders. The said issues for the coming Annual General Meeting of Shareholders can be proposed from now on until February 28,2007 through e-mail address of company at cccs@itd.co.th or by registered mail to the Board of Directors as per details attached.

For your information.

(Attachment)

Right of Shareholders to propose Opinions, Complaints, Inquiries, Agenda as well as to nominate persons to be appointed as directors at Annual General Meeting of Shareholders in Advance

To ensure that our shareholders' rights are equally treated, we, Italian-Thai Development Public Company Limited (ITD) had appointed Independent Directors to take care of minority shareholders rights from being limited and to hear from them for their suggestions and inquiries.
Minority shareholders' opinions, complaints and inquiries are welcomed through company's e-mail address at cccs@itd.co.th.

Moreover, ITD gives opportunity to shareholders to propose agenda and to nominate persons to be appointed as directors at the Annual General Meeting of Shareholders in advance. However, shareholders who are eligible to do so must hold ITD ordinary shares for at least 12 months consecutively before the date of proposing the issues.
The said issues can be raised from now on until February 28,2007 through company's e-mail address at cccs@itd.co.th or registered mail to Directors at the below address:

Mrs.Nijaporn Charanachitta
Italian-Thai Development Public Company Limited,

Corporate Services Division , 38th Floor
2034/132-161, Ital-thai Tower, New Petchburi Road,
Huay kwang Sub-district,
Bangkapi District, Bangkok, Thailand 10320

Independent Directors will consider the shareholders' proposals and further pass to the Board of Directors for their concensus. If The Boards argues that any issues are significant or beneficial to ITD or the shareholders, the Board will put the said issues in the meeting agenda remarked as "agenda from shareholders" in notice to shareholders or clarify them at the Shareholders' Meeting.

In addition, to facilitate the shareholders' proposals considering process, the shareholders are requested to provide necessary details as follows:

1. Name, address and telephone number of proposing shareholder for ITD to acquire any further information as well as evident indicating status of consecutive holding of shares such as share certificate or official declaration from broker.

2. Purpose and proposal in details including other useful information for the Board's consideration such as fact and data, reason, concerned issues and expected benefit for ITD.

3. In case of nomination of persons to be appointed as directors at Annual General Meeting of Shareholders, the shareholders are requested to attach curriculum vitae, working experience and contact address in support of the Audit Committee to consider and further pass the matter to the Board of Directors for final decision.

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Symbol ITD
Headline the report of the use of company's capital increase
Date/Time 17 Jan 2007 13:16:00

Translation

Italian-Thai Development Public Company Limited would like to inform the Stock Exchange of Thailand on the use of company's capital increase through the Public Offering of new share capitals of 455,000,000 shares, price per share is 9.80 Baht, in the amount of Baht 4,459 million, the period for reserve during January 17-19, 2005.

As of December 31, 2006 the Company used the capital increase as follows:

Description	Expected Use of Capital Increase (Million Baht)	Actual Used (Million Baht)	Balance (Million Baht)
1.Construction a cement plant and investment in Nam Theun 2 hydroelectric power project	2,300	2,300	0
2.Repay a portion of outstanding loan facilities	1,400	1,400	0
3.Working Capital requirements and for general corporate purposes	759	759	0
Total	4,459	4,459	0

Please be informed accordingly.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

Symbol ITD
Headline Signed Contracts 4 Project
Date/Time 13 Dec 2006 13:45:00

Translation
Italian-Thai Development Public Company Limited is pleased to inform SET that on November 2006 the Company signed 4 contracts as follows:

Name of Project	Client	Price Million Baht (including VAT)
1.The construction of underground ductbank and manhole Bangna Trad Road (Si Yak Bangna-Soi Bangna Trad 1)	Bangkok Metropolitan	21.30

Signing date : Nov 23 ,2006
Period of work : 210 days

Name of Project	Client	Price Million Baht (including VAT)
2.The Construction of six flood gates on the Ping River and demolition of three existing rock dams at Saraphi and Muang District, Chieng Mai Province.	The Royal Irrigation Department	464.67

Signing date : Nov 1 ,2006
Period of work : 720 days

Name of Project	Client	Price Million Baht (including VAT)
3.The Shore Line Protection Project (Klong Dan Expansion) Chacheongsao Province	Marine Department	139.75

Signing date : Nov 1 ,2006
Period of work : 325 days

Name of Project	Client	Price Million Baht (including VAT)
4.The water supply piping works including concerned works for BMA road works	Metropolitan Water Works Authority	144.31

at Phutamontol
2 Project ,
Bangkok.

Signing date : Nov 1 ,2006
Period of work : 690 days

Details of the contract works are as follows:-
1.The construction of underground
ductbank and manhole Bangna Trad Road
(Si Yak Bangna-Soi Bangna Trad 1), Bangkok

Description of works:
1.Construction of underground manhole 4 units
2.Construction of underground ductbank by open cut with total length 58 m.
3.Construction of underground ductbank by concrete pipe jacking inside diameter not less than 1 m. with total length 640 m.
4.Installation underground ductbank with cement grout infill in concrete jacking pipe, total length 640 m.

2.The Construction of six flood gates
on the Ping River and demolition
of three existing rock dams at
Saraphi and Muang District,
Chieng Mai Province.

Description of works:
1.Construction of coffer dams, using steel piles with water drainage channels at each side.
2.Construction of the flood gate structures consisting of reinforced concrete piles with total length of 38,078 meters , 280,000 cubic meters of soil excavation and 19,000 cubic meters of concrete
3.Supply and installation of gabion and mattresses and rock placing in the total areas of 7,760 square meters.
4.Road works and construction of one bridge 4 meter wide and 140 meter long
5.Supply and installation of six circular flood gates, 6.5 meter deep and 12.5 meter wide complete with mechanical and electrical systems
6.Demolition of existing rock dams comprising of 39,000 cubic meters of rocks.

3.The Shore Line Protection Project
(Klong Dan Expansion) Chacheongsao Province

Description of works:
1.Laying Sand Mattress 26 sets (Size 110 x 14 x 0.50 m. thk.)
2.Installation Sand Sausage 26 sets (diameter 4.50 x 100 m)
3.Riprap for Scour Protection with a total area 14,560 m2 (0.30 m. thk.)

4.The water supply piping works including concerned works
for BMA road works at Phutamontol 2 Project , Bangkok

Description of works:
Water supply diameter 200, 800 and 1000 mm, supply and construction in vicinity area of BMA road works at Phutamontol 2

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